ANNUAL INFORMATION FORM

FOR THE YEAR-ENDED DECEMBER 31, 2012

April 1, 2013

PRIMERO MINING CORP.
Suite 1640, 505 Burrard Street
Vancouver, British Columbia, Canada, V7X 1M6

TABLE OF CONTENTS

INTRODUCTORY NOTES	1	RISK FACTORS	46
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	1	DIVIDENDS	56
		CAPITAL STRUCTURE	56
TECHNICAL INFORMATION	3
CAUTIONARY NOTES TO UNITED STATES INVESTORS	4	COMMON SHARES	56
		PREFERRED SHARES	57
CURRENCY	5	OPTIONS AND WARRANTS	57
GOLD AND SILVER PRICES	6	DIRECTORS PHANTOM SHARE UNITS	57
CORPORATE STRUCTURE	7	MARKET FOR SECURITIES	57
GENERAL DEVELOPMENT OF THE BUSINESS	8	COMMON SHARES	57
		COMMON SHARE WARRANTS	58
		PRIOR SALES	59
THREE YEAR HISTORY	8
ACQUISITION OF CERRO DEL GALLO PROJECT	10

BUSINESS OF PRIMERO	11	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUALRESTRICTIONS ON TRANSFER	59
OVERVIEW	11	ESCROWED SECURITIES	59
PRODUCT SUMMARY	11	CONTRACTUAL RESTRICTIONS ON TRANSFER	59
SAN DIMAS MINE	11
AMENDED AND RESTATED SILVER PURCHASE AGREEMENT	12	DIRECTORS AND OFFICERS	59
		PRINCIPAL OCCUPATIONS AND OTHER INFORMATION ABOUT PRIMERO’S DIRECTORS AND EXECUTIVE OFFICERS	61
VENTANAS EXPLORATION PROPERTY	16
COMPETITIVE CONDITIONS	16
CHANGES TO CONTRACTS	16	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	64
ENVIRONMENTAL PROTECTION	16
EMPLOYEES	17	CONFLICTS OF INTEREST	65
FOREIGN OPERATIONS	17	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	65
ENVIRONMENTAL, SOCIAL AND GOVERNANCE POLICIES	17
		TRANSFER AGENT AND REGISTRAR	66
MINERAL PROPERTIES	18	MATERIAL CONTRACTS	66
SAN DIMAS MINE	18	INTERESTS OF EXPERTS	67
CERRO DEL GALLO PROJECT	38
		ADDITIONAL INFORMATION	67
		ADDITIONAL INFORMATION	67
		AUDIT COMMITTEE	68

INTRODUCTORY NOTES

Cautionary Note Regarding Forward Looking Statements

     This annual information form for the year ended December 31, 2012 and dated April 1, 2013 (the “Annual Information Form” or “AIF”) contains “forward-looking information” under the provisions of Canadian provincial securities laws. When used in this AIF, words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects”, “estimates”, “forecasts”, “likely”, “goal” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

     Forward-looking statements in this Annual Information Form include those that relate to: the ability of the Company (as defined under “Corporate Structure”) to expand production at the San Dimas Mine (as defined under “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”); the ability of the Company to successfully operate the San Dimas Mine; the ability of the Company to mine at the San Dimas Mine by long-hole mining; the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms; the expected results of exploration activities; the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined under “Business of Primero – Amended and Restated Silver Purchase Agreement”) at the fixed price realized and the recording of taxes on this basis; increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future; expected results of reclamation activities at the San Dimas Mine; the timing and ability to upgrade the Tayoltita Mine Laboratory; the estimation of Mineral Reserves (as defined under “Introductory Notes – Technical Information”) and Mineral Resources (as defined under “Introductory Notes – Technical Information”) and the realization of Mineral Reserve estimates (including all assumptions); the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves; the impact of new estimation methodologies on mine and production planning; the timing and success of exploration activities; the timing and the ability to expand the mill; the timing and amount of estimated future production; the ability to generate cash flows that exceed capital requirements; intentions to becoming an intermediate gold producer; the timing and amount of capital expenditures and costs, including forecasted cash costs; the timing of the development of new mineral deposits; the sufficiency of future cash flows; the Company’s requirements for additional capital and ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions; projected gold and silver production; expected ore grades, recovery rates and through-put; the ability of the Company to comply with environmental, safety and other regulatory requirements; expected or proposed development or construction activities, including additional tunnels, plant expansion, tailings improvements and hydro-electric improvements, and the expected costs thereof; expected environmental capital expenditures; expectations regarding the Company’s safety processes; expectations regarding currency fluctuations; the timing and results of union contract negotiations; the resolution of title disputes relating to the Company’s properties; the timing and possible outcome of pending litigation; future prices of precious and base metals; the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mines; the ability of the Company to complete the acquisition of Cerro (as defined under “General Development of the Business – Acquisition of Cerro del Gallo Project”) and, if completed, the impact of the completion of this acquisition on the business and operations of the Company; and the ability of the Company to maintain effective internal control over financial reporting.

     Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF; the expectations and beliefs of management; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets are correct; that Mexican tax laws with respect to the advance pricing agreement ruling will not be changed and there will be no change to the favourable advance ruling of Mexican tax authorities supporting the Company’s advance pricing agreement; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at the San Dimas Mine proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels or as set out in this AIF; that prices for gold and silver remains consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben and is consistent with estimations; that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine; that the Company will be able to repay its indebtedness under the Promissory Note (as defined under “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”); that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects; that the Company will be able to complete the acquisition of Cerro on the agreed terms; and that the changes to the Company’s internal control over financial reporting undertaken in 2012 will enable the Company to continue to maintain effective internal control over financial reporting. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

     Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; the ratio between the market prices of gold and silver; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources (as defined under “Introductory Notes – Technical Information”), exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions; potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined under “Corporate Structure”) and the shares of Silver Trading (as defined under “Corporate Structure”); delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; the Company’s ability to repay its indebtedness under the Promissory Note and the Company’s limited ability to incur additional indebtedness; if changes to Mexican tax laws or a reversal by Mexican tax authorities of their favourable ruling supporting the Company’s advance pricing agreement require the Company to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined under “Business of Primero – Amended and Restated Silver Purchase Agreement”), the Company will be required to pay higher taxes associated with silver sales, which adverse tax consequences will increase in severity with increased silver production and increased silver prices and will adversely impact the Company’s results of operations and cash flows from operations; the ability of the Company to achieve projected gold and silver production and, gold and silver grades; projected cash costs of production and capital expenditures may be greater than anticipated; currency fluctuations; limitations on insurance coverage; financing of additional capital requirements; commercial viability of mineral deposits; cost of exploration and development programs; inability to complete the proposed tunnels, access routes or other development, for whatever reason; risks associated with having adequate infrastructure, including unexpected interruptions in power supply from the hydroelectric project; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and certain operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes to in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine; title disputes or claims; changes in governmental and environmental regulation that result in increased costs; cost of environmental expenditures and potential environmental liabilities; landowner dissatisfaction and disputes; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and road blocks; risks associated with the Company having a significant shareholder; the acquisition of Cerro may not be completed and, if completed, risks associated with the business and properties of Cerro; and changes undertaken to the Company’s internal control over financial reporting in 2012 will not result in our ability to maintain effective internal control over financial reporting. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

     Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF. The forward-looking information and statements contained in this AIF are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Technical Information

     The estimated Mineral Reserves and Mineral Resources for the Company’s properties have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

     The term “Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

     The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Notes to United States Investors

     The disclosure in this Annual Information Form uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Cautionary Note to Investors Concerning Mineral Reserve Estimates

     This AIF contains Mineral Reserve estimates which have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of Proven Mineral Reserves and Probable Mineral Reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Cautionary Note to Investors Concerning Estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources

     This AIF uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

Cautionary Note to Investors Concerning Exploration Potential

     NI 43-101 permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this AIF. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

     For the above reasons, information contained in this Annual Information Form may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency

     Unless otherwise stated, references herein to “$” are to the United States dollar. References to “CDN$” are to the Canadian dollar and references to “AUS$” are to the Australian dollar. References to “$[amount] pesos” or to “pesos” are to Mexican pesos. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Year ended December 31
	2012	2011	2010
Low for the period	$0.9710	$0.9449	$0.9946
High for the period	1.0418	1.0604	1.0778
Rate at the end of the period	0.9949	1.0170	0.9946
Average noon spot rate for the period	0.9996	0.9891	1.0299

     On March 28, 2013, the Bank of Canada noon spot rate of exchange was $1.00 – CDN$1.02.

Gold and Silver Prices

Gold Prices

     The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2012, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2012	2011	2010
Low for the period	$1,540	$1,319	$1,058
High for the period	1,791	1,895	1,421
Average for the period	1,668	1,571	1,224
Closing for the period	1,657	1,531	1,405

     On March 28, 2013, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $1,602.50.

Silver Prices

     The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2012, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31

	2012	2011	2010
Low for the period	$26.67	$26.16	$15.14
High for the period	37.23	48.70	30.70
Average for the period	31.15	35.12	20.19
Closing for the period	29.95	28.18	30.63

     On March 28, 2013, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $28.64.

CORPORATE STRUCTURE

     Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, the Company acquired the San Dimas Mine, mill and related assets (the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

     In this Annual Information Form, the terms “Company” or “Primero” refer to Primero Mining Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

     Primero has three principal, wholly-owned subsidiaries – Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico, Silver Trading, which is incorporated under the laws of Barbados, and Primero Mining Luxembourg s.à r.l., which is incorporated under the laws of Luxembourg. The following chart shows the organization of Primero and the ownership of its principal properties.

______________________
(1)	Eduardo Luna, a director of the Company and a Mexican resident, holds one share to meet Mexican corporate legal requirements.
(2)	Primero Mining Luxembourg s.à r.l. is a holding company used by the Company to finance its operations.
(3)	Primero Empresa Minera, S.A. de C.V. is the owner and operator of the San Dimas Mine.
(4)	Silver Trading (Barbados) Ltd. is a trading and holding company.
(5)	Primero Compañía Minera, S.A. de C.V. is a service company.
(6)	Primero Servicios Mineros, S.A. de C.V. is a service company.
(7)	Primero Transportes Aereos, S.A. de C.V. is an air “taxi” service company. The remaining 11.25% of shares are held by a nominee to meet Mexican corporate legal requirements.

(8)	Primero Auxiliares de Administración, S.A. de C.V. is a service company.

     The head office of Primero is located at Suite 1640, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M6, telephone (604) 669-0040, facsimile (604) 669-0014. Primero also has a corporate office located at Suite 2301, 20 Queen Street West, Toronto, Ontario, Canada, M5H 3R3, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website address is www.primeromining.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

     Over the last three years, Primero has transformed itself from a capital pool corporation listed on the TSX Venture Exchange (the “TSXV”) to a gold and silver producer listed on the Toronto Stock Exchange (the “TSX”) and, since August 15, 2011, the New York Stock Exchange (“NYSE”). Effective June 24, 2011, Primero was added to the Russell Global Index, effective September 16, 2011, Primero was added to the S&P/TSX SmallCap Index, and, effective December 24, 2012, Primero was added to the S&P/TSX Global Gold Index.

     Prior to August 6, 2010, Primero (then Mala Noche Resources Corp.) only held an option to acquire the Ventanas property. The Company last drilled on the Ventanas property in 2008 and since then the property has been on care and maintenance. However, exploration of the Ventanas property is planned to recommence in 2013. See “Business of Primero – Ventanas Exploration Property”.

Acquisition of San Dimas Mine

     On August 6, 2010, Primero completed the acquisition (the “Acquisition”) of the San Dimas gold-silver mining operations (the “San Dimas Mine”), pursuant to an asset purchase agreement (“Asset Purchase Agreement”), and the shares of Silver Trading, pursuant to a share purchase agreement, from wholly-owned subsidiaries of Goldcorp for an aggregate purchase price of of $489 million (the “Purchase Price”), and assumed all liabilities associated with the San Dimas Mine, including environmental and labour liabilities and the Amended and Restated Silver Purchase Agreement. See “Business of Primero – Amended and Restated Silver Purchase Agreement”. As part of the Acquisition, Primero also acquired the mill at San Dimas, all facilities and equipment attached and related to the San Dimas Mine, a plane and helicopter used to support the San Dimas operations, a hydroelectric generation project that provides power to the San Dimas Mine and the Ventanas exploration properties on which the Company held an option. The Purchase Price was paid as to (a) $220 million in cash, (b) the issuance and delivery of 31,151,200 Common Shares with a value of $159 million, (c) the issuance of the $50 million promissory note (the “Promissory Note”) and (d) the issuance of the $60 million convertible promissory note (the “Convertible Promissory Note”) (of which $30 million was repaid in cash on October 19, 2011 and the remaining $30 million was repaid on August 7, 2012 through a conversion to shares).

     To fund the cash portion of the purchase price for the Acquisition, on July 20, 2010 the Company completed an offering of 50,000,000 subscription receipts at an offering price of CDN$6.00 per subscription receipt for gross proceeds of CDN$300 million. On the closing of the Acquisition, each subscription receipt was automatically converted into one post-consolidation Common Share of the Company and 0.4 of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional post-consolidation common share at a price of CDN$8.00 per share until July 20, 2015.

     In connection with the Acquisition, the Company and Goldcorp’s subsidiary DMSL entered into to an agreement (the “Participation Agreement”) which grants certain pre-emptive share purchase rights and the right to nominate directors of the Company. Provided Goldcorp and its affiliates continue to beneficially own at least 10% of the issued and outstanding Common Shares, Goldcorp will have the right to maintain their aggregate percentage of issued Common Shares following completion of the Acquisition, and designate a certain number of individuals (the “Goldcorp Director Nominees”) to serve as directors of the Company.

     Currently, there are two Goldcorp Director Nominees on the board of directors of the Company (the “Board”) – Mr. Timo Jauristo and Mr. Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Strategy, respectively, of Goldcorp. This pre-emptive purchase right will not, however, apply to Common Shares issued by the Company under any of its share incentive plans. See “Risk Factors – Significant Shareholder”.

     Pursuant to the Participation Agreement, Goldcorp may not, without the Company’s prior written approval, sell the 31,151,200 Common Shares issued in connection with the Acquisition until after August, 6, 2013, except in certain limited circumstances such as transactions that entail a change of control of the Company.

Proposed Business Combination with Northgate

     On July 12, 2011, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate Minerals Corporation (“Northgate”). On August 29, 2011, the Arrangement Agreement was terminated as Northgate had received a proposal from another company. As a result, and as provided for in the Arrangement Agreement, Northgate paid the Company a termination fee of CDN$25 million.

Mineral Reserve and Mineral Resource Estimation Methodology Review

     In the first quarter of 2012, the Company completed a review of the Mineral Reserve and Mineral Resource estimation methodology used at San Dimas in order to assess whether the use of other estimation methodologies might allow Primero to improve mine planning and more accurately predict actual grade and, therefore, production. As a result of this review, the Company changed its estimation methodology from a polygonal to a block modeling approach for the main producing veins, resulting in a reduction of the estimated Mineral Reserves and Mineral Resources and reclassifying a substantial portion of Inferred Mineral Resources to exploration potential.

Convertible Debt

     The Company repaid the remaining $30 million principal of the Convertible Note on August 7, 2012 by issuing 8,422,460 Common Shares to Goldcorp. Immediately following the issuance, Goldcorp owned an aggregate of 39,573,660 Common Shares, representing approximately 41% of the issued and outstanding Common Shares (increased from approximately 35%). The 8,422,460 Common Shares were issued from treasury at a deemed price of CDN$3.74 per share for an aggregate value of $30 million. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”. On October 11, 2012, Goldcorp sold the 8,422,460 Common Shares issued in satisfaction of the Convertible Note in a secondary offering at an offering price of CDN$5.25 per share. After completing the offering, Goldcorp owned an aggregate of 31,151,200 Common Shares, representing 32.2% of the then outstanding Common Shares. Primero did not receive any proceeds from the Goldcorp secondary offering.

Advance Pricing Agreement Ruling

     On October 17, 2011, Primero Empresa filed a formal application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. In its 2010 and 2011 financial statements and income tax returns, Primero Empresa had recorded revenue at the fixed price realized from Silver Wheaton Caymans (“SW Caymans”) and computed income taxes on the same basis. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero Empresa continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, Primero Empresa expects to record revenues and pay taxes on realized prices for the life of the San Dimas Mine. See “Risk Factors –APA Ruling”.

San Dimas Mine Expansion

     In October 2012 the Company initiated a mine and mill expansion of the San Dimas Mine. The Company has taken a staged approach, initially optimizing existing operations before undertaking expansion of the San Dimas Mine and mill to 912,500 tonnes per year (“TPY”) or 2,500 tonnes per day (“TPD”) with an approved expenditure of $16.5 million. Construction of the mine and mill expansion is expected to be completed during the first quarter of 2014. See “Business of Primero – San Dimas Mine – Recent Operating History for the San Dimas Mine”.

Acquisition of Cerro del Gallo Project

     On December 13, 2012, the Company entered into a scheme implementation deed with Cerro Resources NL (“Cerro”) whereby Primero agreed to acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the “Arrangement”) under the Australian Corporations Act 2001 (the “Australian Act”). Cerro is an exploration and development company whose principal asset is 69% of the feasibility stage Cerro del Gallo project, a gold-silver deposit with over 0.9 million ounces of gold equivalent Proven Mineral Reserves and Probable Mineral Reserves and over 2 million ounces of gold equivalent Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves), located in the province of Guanajuato, Mexico. See “Mineral Properties – Cerro del Gallo Project”.

     Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero Common Share (the “Exchange Ratio”) for each Cerro common share held. Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company (“Spinco”), which will assume Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects and shares in Syndicated Metals Limited (all Cerro’s assets other than the Cerro del Gallo project). Primero will purchase a 19.99% interest in Spinco for a subscription price of $4.0 million, with anti-dilution rights for two years. Primero will also be entitled to appoint a director to the Spinco board of directors. Cerro’s outstanding options and its option plan will be substantially assumed by Primero, subject to adjustment to reflect the Exchange Ratio and a corresponding upward adjustment in the exercise price.

     The transaction will be carried out by way of a court-approved scheme of arrangement and will require approval by at least 75% of the votes cast by at least 50% of the shareholders of Cerro at a special meeting of Cerro shareholders. Approval of Cerro’s option holders will also be required. The transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the Cerro shareholder meeting will be held in April 2013. Primero does not require a shareholder vote to complete the transaction.

     The transaction is expected to close in May 2013. Upon completion of the Arrangement, existing Primero shareholders and Cerro shareholders will own approximately 85% and 15%, respectively, of the issued Common Shares of the Company. The total transaction value is approximately $125 million. Assuming the transaction closes in May 2013 as expected, Primero estimates 2013 capital expenditures of between $50 and $60 million on the Cerro del Gallo project.

     The Arrangement includes customary provisions, including no solicitation of alternative transactions by Cerro, a right in favour of Primero to match any potential superior proposals and a reimbursement fee payable to Primero by Cerro in certain events.

     Both companies’ Boards of Directors have determined that the proposed transaction is fair and reasonable to their respective shareholders based on a number of factors. Each company’s Board of Directors approved the terms of the proposed Arrangement and Cerro’s Board of Directors will recommend that their shareholders vote in favour of the proposed transaction. TD Securities Inc. has provided an opinion to the Board of Directors of Primero that, as of the date of such opinion and based upon and subject to the scope of review, assumptions, limitations, qualifications and other matters described in such opinion, the consideration to be paid by Primero in connection with the proposed transaction is fair, from a financial point of view, to Primero.

     Each of the directors of Cerro and its Chief Executive Officer and Chief Financial Officer has entered into a support agreement to vote in favour of the transaction.

BUSINESS OF PRIMERO

Overview

     Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on becoming an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero currently has one producing property, the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and one exploration property, Ventanas, located in Durango state, Mexico.

     The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success. The Company believes that the San Dimas Mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. The Company expects to produce between 120,000 and 130,000 gold equivalent ounces in 2013, based on higher throughput and slightly higher grades than 2012. Underground development in 2013 will again be focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the Sinaloa Graben block. See “Business of Primero – San Dimas Mine”.

     Primero’s proposed acquisition of the Cerro del Gallo project, announced in December 2012, is expected to create a diversified, high growth, competitive-cost precious metals producer in Mexico with further consolidation opportunities. It will diversify Primero from a single asset company to a multi-mine producer and delivers on the Company’s strategy of growth in low risk regions of the Americas. See “General Development of the Business –Acquisition of Cerro del Gallo Project”.

Product Summary

     The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell. The Company is not dependent on a particular purchaser with regard to the sale of gold, but a significant portion of its silver is sold to SW Caymans under the Amended and Restated Silver Purchase Agreement. See “Business of Primero – Amended and Restated Silver Purchase Agreement”. The following table sets out the Company’s revenue by product for each of the last two financial years:

	Financial year ended
	December 31
	2012	2011
	$	$
Gold	145,224,000	120,957,000
Silver	37,715,000	35,585,000
Total	182,939,000	156,542,000

San Dimas Mine

     The San Dimas Mine operation includes five underground gold and silver mining areas: the West Block (San Antonio mine), the Sinaloa Graben Block, the Central Block, the Tayoltita mine and the Arana Block (the Santa Rita mine). The San Dimas Mine is located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is seven kilometres west of Tayoltita.

     Typical mining of the vein systems is by mechanized cut-and-fill, using drill jumbos or jacklegs and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. The mill currently has an installed capacity of 2,150 TPD and, in 2012, the mill averaged 1,976 TPD (based on 365 days of production).

     See “Mineral Properties – San Dimas Mine”.

Recent Operating History for the San Dimas Mine

     The Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. Initiatives designed to increase production include ensuring that daily throughput is at current mill capacity of 2,150 TPD by end of first quarter 2013, improving productivity per man shift, controlling mining dilution, accelerating mine development to increase the number of working faces, completing strategic tunnel connections and enhancing mine planning.

     During the year ended December 31, 2012, San Dimas produced 111,132 gold equivalent ounces, within the Company’s increased guidance range of 110,000 to 120,000 gold equivalent ounces. The Company produced 87,900 ounces of gold and 5.13 million ounces of silver, 10% and 12% higher, respectively, than 2011. Production at San Dimas in 2012 was higher than 2011 primarily as a result of mining more ore at similar grades. Throughput in 2012 increased by approximately 9% over 2011, averaging 1,976 TPD (based on 365 day availability), partly as a result of the Company’s mining optimization program that was initiated in the third quarter. The optimization program has been successful at reducing process variation, increasing throughput and has also improved mining dilution rates observed. As part of the Company’s optimization program it began testing long-hole mining during the third quarter of 2012. By the end of 2012 San Dimas was operating two long-hole drills to test the mining method in several of the San Dimas veins with varying widths and dip. The testing phase confirmed that long-hole mining can be used at San Dimas in a portion of the deposit, generally where the veins are fairly continuous horizontally and vertically. In 2013 San Dimas has formally included long-hole mining in its mine plans, with the objective to mine about 30% of the deposit by this method by the end of 2013.

     The Company was also successful at controlling costs, slightly lowering 2012 costs per tonne compared to 2011. Total cash costs on a gold equivalent and by-product basis in 2012 were $636 and $366 per ounce, respectively, compared with $640 and $384 per ounce, respectively, in 2011. Operating costs were 8% higher in 2012 as compared to 2011, however, this was offset by a 9% increase in gold equivalent ounces produced and an 11% increase in silver by-product credits. Increases in input costs included higher reagent costs, particularly sodium cyanide, higher labour costs, and higher power costs as a result of dry weather conditions leading to low power production from the Company’s hydro-electric facility that caused the Company to consume more diesel fuel and purchase more electricity from the grid.

     The Company has reported its year-end Mineral Reserves and Mineral Resources for its San Dimas mine. The Company reported that Probable Gold Mineral Reserves increased 31% over year-end 2011, to 660,400 ounces, or 19% on a per share basis and that Indicated Gold Resources increased 35% over year-end 2011 to 779,600 ounces (inclusive of Mineral Reserves).

Amended and Restated Silver Purchase Agreement

     As part of the Acquisition, Primero assumed the second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”). The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans. After meeting its contractual obligations to SW Caymans, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

  the term of the Amended and Restated Silver Purchase Agreement is for the life of the San Dimas Mine, with an initial term expiring October 15, 2029 and automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

  Silver Trading sells annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

  a number of ounces of Refined Silver equal to all silver in respect of which Primero Empresa or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount is 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter;

  after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount. For the Contract Year ended August 5, 2012, the Company had delivered the Threshold Amount in April 2012;

  the purchase price for the Refined Silver is equal to the lesser of (a) a fixed price of $4.04 plus an increase of one percent annually ($4.20 commencing in August 2014 plus an annual one percent increase) and (b) the market price of Refined Silver at the time of sale;

  if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

  the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

  multiplied by

  $0.50 per ounce;

provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined in “Business of Primero – Amended and Restated Silver Purchase Agreement – Agreements in Support of the Silver Purchase Agreement”), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

  until the third anniversary of the Acquisition and the satisfaction of certain financial covenants, the Company and its affiliates are prohibited from incurring financial indebtedness in excess of $50 million, excluding the Promissory Note and the Convertible Promissory Note issued to DMSL in partial payment of the Purchase Price, without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent is not required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of $50 million in the event that:

  the Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

  the Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

  the Company and Silver Trading will cause all silver produced by Primero Empresa to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Primero Empresa and its affiliates;

  the Company and Silver Trading will cause Primero Empresa to operate the San Dimas Mine in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Primero Empresa is receiving all of the silver production;

  the Company and Silver Trading will cause Primero Empresa not to abandon any of the mineral properties that constitute the San Dimas Mine, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Primero Empresa proposes to abandon or let lapse;

  the Company has granted a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the Amended and Restated Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

  the mineral properties that form the San Dimas Mine may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.
  Silver Trading is currently entitled to purchase from Primero Empresa silver produced from the San Dimas Mine under a silver purchase agreement that provides that:

  Primero Empresa will sell to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the Amended and Restated Silver Purchase Agreement; and

  Silver Trading will pay to Primero Empresa a price for all Refined Silver equal to the lesser of approximately $4 per ounce (adjusted for inflation) and the prevailing market price of Refined Silver at the time of sale.

     See “Risk Factors – Indebtedness”, “Risk Factors – Risks Inherent in Acquisitions” and “Risk Factors –Conflicts of Interest”.

Agreements in Support of the Silver Purchase Agreement

     Silver Trading has granted to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property as security for its obligations under the Amended and Restated Silver Purchase Agreement. In addition, the Company and Primero Empresa have guaranteed the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement. In support of its guarantee, the Company has granted in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property, which security includes stock pledges of the Company’s interests in Silver Trading and Primero Empresa. In support of its guarantee, Primero Empresa has granted in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property and granted a first ranking mortgage, subject only to certain permitted encumbrances, against the mining concessions, real property and mineral processing facility relating to the San Dimas Mine. The security granted or to be granted is subject to the following qualifications:

  the security will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mine, and any shares or other equity interest in a company that does not own any interest in Primero Empresa or the collateral granted by Primero Empresa; and

  the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the Amended and Restated Silver Purchase Agreement, with respect to financial indebtedness permitted under the Amended and Restated Silver Purchase Agreement, as described above, up to a limit of $50 million and subject to the execution of an inter-creditor agreement between SW Caymans and the applicable lender.

     Concurrent with the entering into of the Amended and Restated Silver Purchase Agreement, Goldcorp delivered to SW Caymans a guarantee (the “Guarantee”) and Primero and certain of its affiliates entered into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Guarantee and the Indemnity Agreement provide that:

  Goldcorp guarantees to SW Caymans the performance of the obligations of Silver Trading under the Amended and Restated Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

  the Company and its affiliates have agreed to indemnify Goldcorp for any payments that Goldcorp is required to make under the Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement);

  Goldcorp has agreed to indemnify the Company and its affiliates for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the Amended and Restated Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the Amended and Restated Silver Purchase Agreement); and

  the Company and its affiliates have provided security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted and to be granted to SW Caymans and such security is subject to substantially the same restrictions on indebtedness and other covenants as are provided for in the Amended and Restated Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Silver Call Options

     The Company purchased two tranches of silver call option contracts in 2011 and one in 2012. These call options were designed to mitigate the adverse tax consequences of the silver purchase agreement prior to receiving the APA ruling. See “General Development of the Business – Three Year History – Advance Pricing Agreement Ruling”.

     On March 18, 2011, the Company purchased contracts for 1.2 million ounces of silver at a strike price of $39 per ounce for a total cost of $2.2 million. The contracts covered approximately two-thirds of the monthly silver production sold to SW Caymans over the period April 1, 2011 to September 30, 2011. On September 15, 2011, the Company entered into a second series of monthly call option contracts to purchase 1.5 million ounces of silver at a strike price of $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. On August 30, 2012, the Company entered into a third series of monthly call option contracts to purchase 548,000 ounces of silver at $33 per ounce for a total cost of $0.5 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period August 30, 2012 to December 31, 2012.

     In the year ended December 31, 2012 the Company reported a loss on derivative contracts of $0.2 million, mainly comprised of realized losses on expired contracts purchased in September 2011. The Company recorded a loss on derivative contracts of $1.3 million in the year ended December 31, 2011, comprised of losses of $3.9 million on the sale or expiry of silver call option contracts and an unrealized gain of $2.6 million from mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note. The Company does not plan to purchase more silver call options in the future as a result of receiving the favourable APA ruling.

Ventanas Exploration Property

     As part of the Acquisition, Primero acquired the Ventanas exploration property located in the Ventanas mining district in Durango State, Mexico. This property, which was previously under option to Primero, is comprised of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres. The Company last drilled on the property in 2008 and since then the property has been on care and maintenance. Primero expects to initiate a district exploration program in 2013, whereby three veins on the Ventanas property will be explored using diamond drilling. This program includes approximately 6,200 metres of diamond drilling.

Competitive Conditions

     The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected. Further, Primero has agreed, for the period up to the third anniversary of the Acquisition, not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates. See “Risk Factors – Competition”.

Changes to Contracts

     As at December 31, 2012, Primero had 581 unionized employees at the San Dimas Mine who are members of three sections of one union: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed annually. In 2013, the full contracts are due to be negotiated. Primero believes that its current relations with its employees and the union are good and that the effect of the contract negotiations in 2013 will be in line with its budgets. See “Business of Primero – Employees” and “Risk Factors –Labour and Employment Matters”.

Environmental Protection

     The Company’s mining, exploration and development activities are subject to various levels of Mexican federal and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, all of which the Company is currently in material compliance. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and the Company’s competitive position during the fiscal year ended December 31, 2012 were not material. In 2013 and 2014 the Company plans to spend a total of $13.5 million to construct a new 20-year life waste pad.

     In February 2013, for a consecutive year, the Company was awarded the “Socially Responsible Company (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment. Only 572 companies in Mexico currently have the ESR award.

     The Company has accounted for its asset retirement obligation, consisting of reclamation and closure costs for the San Dimas Mine, in its financial statements. See “San Dimas Mine – Property Description and Location –Environmental Matters”, “San Dimas Mine – Mining Operations – Tailings Dams”, and “Risk Factors –Environmental Risks and Hazards”.

Employees

As at December 31, 2012, the Company had the following employees and contractors:

	Full-Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Mexico City Office	10	Nil	Nil	10
San Dimas Mine (including Durango office)	576	581	117	1,274
Vancouver Office	3	Nil	3	6
Toronto Office	13	Nil	Nil	13
Total	602	581	120	1303

Foreign Operations

     All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; hostage taking; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. Any changes in regulations or shifts in political attitudes in Mexico are beyond the control of the Company and may adversely affect its business. The effect of these factors cannot be accurately predicted. See “Risk Factors – Use of Ejido-owned Land” and “Risk Factors – Foreign Operation Risks – Mexico”.

Environmental, Social and Governance Policies

     Primero has an active and continuous corporate social responsibility (“CSR”) program focused on health and safety, positive community relations and protection of the environment.

     Primero’s operating practices are governed by the principles set out in its Health and Safety Policy and Code of Business Conduct and Ethics. The Environmental, Health and Safety Committee of the Board, which was appointed in December 2010 and reports to the Board, provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Report and website.

     Health and safety at San Dimas is administered by the Central Safety Committee, which is chaired by the general manager of the mine and its members include all superintendents of operations and services. The Central Safety Committee meets monthly to consider all aspects of industrial safety. Employees are recognized for their safety awareness each month as a way to encourage safe practices. The Central Safety Committee oversees a number of subcommittees, including the Documentary System Subcommittee, which defines (documents) standard work procedures for each job function; the Preventative Observations Subcommittee, which encourages the reporting of unsafe practices, so that they can be publicized and eliminated, and conducts ad hoc safety reviews, and the Subcommittee on Accident and Incident Investigation, which analyses each accident or incident, makes recommendations and monitors compliance with its recommendations. In 2012 implementation of new safety initiatives continued with the creation of Dynamite Improvement Circle, supervisor of the month program for safety compliance and the safety audit program. Despite these initiatives, a tragic workplace accident occurred in 2012 resulting in the death of an employee. As a result, the Company has conducted a thorough assessment of its workplace safety program and plans to reinforce and enhance its safety processes in 2013.

     With respect to community relations, in 2012, Primero continued to work closely with different communities and increase awareness completing several workshops around energy savings at home, recycling of solid waste, drug prevention, school for parents and the creation of a mutual aid plan for Durango region. Primero supports community education and provides a 75% tuition subsidy to all students who attend the school in Tayoltita. In 2012, 225 students were enrolled at the school. The distribution of a bi-monthly magazine to serve as a communication channel between workers and the community to promote interest in the mining industry and stimulate sharing of ideas and experiences continued in 2012.

     Primero continued a number of campaigns in 2012 to increase environmental awareness, including continuation of collecting and disposing of outdated household appliances (two tons of appliances were shipped to Durango for proper disposal); organizing schools, the municipality and its workforce to clear up the debris along the Piaxtla River and the Duranguito Creek (17 tons of garbage was removed), complemented by talks to encourage respect for the environment, and, in collaboration with the Ministry of Education and the Youth Integration Centre, holding talks on water care, energy and the environment. In 2012 Primero concentrated its environmental efforts in recovering its Clean Industry certification. A total of 58 actions were completed in order to improve management of environmental aspects related to San Dimas operations, including disposal of over 300 tonnes of contaminated soil.

     The Company plans to continue to promote and expand the CSR programs that it has already implemented in 2013. The Company is committed to the safety, health and welfare of its employees, contractors and visitors to the mine. The mine is the economic and social driving force of the community and Primero will continue to strengthen its involvement in the community.

MINERAL PROPERTIES

San Dimas Mine

     On January 17, 2012, Primero announced that it was undertaking a review of its Mineral Reserve and Mineral Resource estimation methods in order to assess whether the use of other estimation methodologies might allow Primero to improve mine planning and more accurately predict actual grade and, therefore, production. On March 28, 2012 Primero announced the results of that review and new Mineral Resource and Mineral Reserve estimates.

     The change in Mineral Reserve and Mineral Resource estimates at San Dimas did not impact Management’s confidence in the ultimate mineral potential of the mine. Primero believes that the new estimation approach and further drilling and mine development will result in more accurate mine planning, new mineral discoveries and a reasonable amount of the exploration potential being converted into Mineral Resources. On March 26, 2013, Primero announced an updated Mineral Reserve and Mineral Resource estimate as at December 31, 2012. See “Mineral Properties – San Dimas Mine – Mineral Resource and Mineral Reserve Estimates”.

     Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Primero Mining Corp.” dated April 16, 2012 (the “Technical Report”), prepared in accordance with NI 43-101 by Mr. J. Morton Shannon, P. Geo., Mr. Rodney Webster, M.AIG, Mr. Herbert A. Smith, P.Eng, and Mr. Alan Riles, M.AIG, all of AMC Mining Consultants (Canada) Ltd. (“AMC”), each a “Qualified Person” for the purposes of NI 43-101, and each independent of the Company. Readers should consult the Technical Report to obtain further particulars regarding the San Dimas Mine. The Technical Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

     The scientific and technical information after April 16, 2012 under the heading “Mineral Properties –San Dimas Mine – Mineral Resources and Mineral Reserve Estimates” is based on information prepared by or under the supervision of Mr. Shannon, Mr. Webster and Mr. Smith.

     The information under the heading “Mineral Properties – San Dimas Mine – Property Description and Location – Environmental Matters”, “Mineral Properties – San Dimas Mine – Mining Operations – Taxes” and the information after April 16, 2012 under the headings “Mineral Properties – San Dimas Mine – Property Description and Location – Mining Concessions, Royalties and Permits”, “Mineral Properties – San Dimas Mine – History –Historical Production”, “Mineral Properties – San Dimas Mine – Exploration and Drilling”, “Mineral Properties –San Dimas Mine – Sampling, Assaying and Security” and “Mineral Properties – San Dimas Mine – Mining Operations” has been prepared by Primero and is not part of the Technical Report. The scientific and technical information contained under such headings after April 16, 2012 has been reviewed and approved by Mr. Gabriel Voicu, P. Geo., Vice President, Geology and Exploration for Primero, who is a “Qualified Person” for the purposes of NI 43-101.

Property Description and Location

     The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlan, Sinaloa and 150 km west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W. The following map shows the location of the San Dimas Mine, relative to the nearest centres.

Mining Concessions, Royalties and Permits

     The San Dimas property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities. There are currently no royalties payable to any entity, including any governmental entity, however, it is widely anticipated that the Mexican government will introduce a royalty in 2013.

     Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations. The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. There is a waste pad project planned to commence in 2013 for which both the environmental impact study and the technical justification study have been presented to Secretaria de Medio Ambiente y Recursos Naturales, the Mexican environmental protection agency. In addition, permits have been requested from the Commission National de Agua regarding the Piaxtla River diversion that is part of this waste pad project.

Environmental Matters

     The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old Contrestacas tailings facilities. All work is expected to be completed in 2014.

     On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the incident. The Mexican federal attorney for environmental protection, Procuraduría Federal de Protección al Ambiente (“PROFEPA”), and the Mexican national water commission, Comisión National del Aqua (“CNA”), visited the site in January 2012. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to the Company that they considered the incident as localized and under control. The letter specified that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, the Company took a number of corrective actions including design and building of a containment structure for the tailings pipe, which will be fully operational by June 2013 once installation of a second new tailing pump is complete. On April 20, 2012, PROFEPA issued its preliminary report which specified that they would not fine Primero for the incident but will monitor compliance with their recommendations. All of PROFEPA’s requests were implemented and, in July 2012, PROFEPA informed the Company that it would not be subject to any fines from PROFEPA. On September 3, 2012, Primero received final resolution from CNA, specifying a fine of 93,500 pesos, which the Company paid on September 20, 2012.

     On September 17, 2012, following the final resolution from CNA, the Company was notified by PROFEPA that it was fined $31,200 pesos. The resolution notification referred to non-compliance to a “hazardous waste” regulation. Since tailings are not considered hazardous waste, the Company filed a motion with the H. Tribunal De Justicia Fiscal and Administrativa on November 23, 2012 to void the resolution by PROFEPA.

     See “Risk Factors – San Dimas Tailings Management Risks”.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

     Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

     The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

     Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

     Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

     Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas –and the Federal Power Commission Supply System (the “FPCSS”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Las Truchas provides about 75% of the total requirement of the San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the power for operations at San Dimas is mainly supplied by the FPCSS. Primero is considering increasing the power generation of the Las Truchas facility from 50 GW to 90 GW.

     The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, and the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation.

     The Tayoltita mine is the closest operation to the processing plant and town site of Tayoltita and is located 400 metres north east of the processing plant. The Santa Rita mine is located three kilometres upstream from Tayoltita. The Central Block is currently the most active mine and is located 2,000 metres downstream from the processing plant. The ore from this operation is hauled by a road parallel to the Piaxtla River and sent directly into the mill. The Sinaloa Graben mine is the most recent operation integrated to production and is presently where the major exploration and growth is expected; the Sinaloa Graben is located 1,000 metres downstream from the Central Block mine. The West Block mine is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine is accessed from Tayoltita by a three kilometre road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Vicente creek bed to the Contraestaca village, for a total drive of approximately 45 minutes.

The following figure shows the infrastructure of the San Dimas district:

Physiography and Vegetation

     The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

     The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

     A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (“Luismin”).

     In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

Historical Exploration and Development Work

     In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

     In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

     By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

     In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, similar to the still operating Roberta and Robertita veins and such as the Elia and Aranza veins, were discovered.

Historical Production

     Historical production from the San Dimas district is estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining province. Historical production for the San Dimas Mine from 2003 to 2012 is summarized in the following table:

San Dimas Mine Production

		Grade		Contained Ounces
	Tonnes	Au	Ag	Au	Ag
Year	(M t)	(g/t)(1)	(g/t)	(K oz)	(K oz)
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(2)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	80	4,603
2012	0.721	3.9	234	88	5,134

_____________________
(1)	Grams per tonne.
(2)	Primero acquired the San Dimas Mine on August 6, 2010.

Geological Setting

Regional Geology

     The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

     The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

     The Socavón rhyolite is more than 700 metres thick and is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well-bedded Buelna andesite that is remarkably persistent throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 millimetres) volcanic rock fragments. It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

     The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

     Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

     The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

     The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

     Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

     In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement. The following diagram shows the structural blocks in the San Dimas district with the bounding faults in blue. Five major north-northwest-trending normal faults, shown in blue, divide the district into five tilted fault blocks generally dipping 35° to the east.

Tahonitas
Tayoltita
Tayoltita
Arana HW
San Vicente
Santa Rita
Sinaloa Graben
Central Block
West Block
El Cristo
Legend
Vein
Fault
River
Proposed Tunel
Tunel Done
Scale
0 2 4
KILOMETERS

Deposits and Mineralization

Deposits

     The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

     As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of the late stage of plutonism and the hydrothermal activity is 2.1 million years; however, hydrothermal activity continued for at least another 5 million years. Older veins appear more common in the eastern part of the district, whereas younger veins are found in the western part.

     Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zone with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

     This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

Mineralization

     The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

     Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

     The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

     The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

     Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors, such contractors being Services Inter Lab of Mexico, S.A. de C.V. and Mr. Jose Valente Nevarez Samaniego.

Channel Sampling

     While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

     Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, 15% of all channel samples have been sent to the independent SGS laboratory in Durango. These samples have QA/QC procedures applied and are of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation.

Drilling

     All drilling was previously termed exploration drilling and collected data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011 drilling designed to convert Inferred Mineral Resources to Indicated Mineral Resources was designated as delineation drilling and drilling designed to explore the extension of known veins and test new targets was designated as exploration drilling. The drilling conducted in 2012 is shown in the following table.

	Number of		Number of	Significant
Area	Drill Holes	Metres	Targets	Intercepts
Arana Hanging Wall	7	4,378	2	2
Central Block	182	53,471	15	42
Sinaloa Graben	127	38,877	9	43
Total	316	96,726	26	87

     Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50o in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

Central Block

     In the Central Block, 179 holes were completed in 2012 for a total of 45,383 metres of drilling. Drilling was focused on upgrading the Inferred Mineral Resources to Measured and Indicated Mineral Resources categories and to help define better the boundaries of the Roberta/Robertita systems at depth and to the east of the known faulted boundary (Falla Huerta) which has uplifted the barren Piaxtla Intrusive. Drilling indicated that the known mineralization in the Roberta/Robertita systems extends to a depth of at least 60 metres below the deepest current exploitation level and between 300m-500m east of the present development. Drillholes east of the established economic zone have intercepted the Roberta vein, though the exact location of the favourable horizon remains to be established. The extension of the Roberta/Robertita systems east of the Falla Huerta will be tested during 2013.

Sinaloa Graben

     In the Sinaloa Graben, 125 holes were completed in 2012 for a total of 33,078 metres of drilling. Drilling was focused on converting Mineral Resources from Inferred to Indicated, to add new Inferred Resources in the Victoria and Alexa veins, and to assess whether the economic zones (ore shoots) found in this block were a continuation of the ore shoots of the Central Block. Drilling helped establishing that the high-grade mineralization continues west of the Sinaloa Fault (i.e. Alexa) up to the San Mateo Fault (an offshoot of the Sinaloa Fault) and continues at depth.

     The 2012 drilling program helped categorize more than 110,000 ounces of gold Indicated Resource in Alexa and Victoria.

     During 2013 1) the Victoria & Alexa veins will be delineated and expanded; 2) the extensions of the Elia and Aranza veins will be advanced and delineated; and 3) other targets will be tested (e.g. extension of Roberta/Robertita System) by a drilling and drifting program of approximately 25,420 metres and 1,200 metres, respectively.

Arana Hanging Wall

     Two targets were evaluated during 2012 in the Arana Hanging Wall area by seven deep drill holes (approximately 3,600 metres); the objective of the 2012 exploration program in the Arana Hanging Wall area was to expand on earlier (2011) drill holes indicating potential for new orebodies at depth in this historical area. Drilling results were not as good as expected, though five of the seven drill holes intercepted the target veins and textures and alteration minerals indicated proximity to the favourable horizon. Approximately 7,400 metres of drilling are planned for this area in 2013.

Contemplated Exploration and Development Activities

Contemplated Exploration Activities

     The San Dimas $15.4 million 2013 exploration program includes approximately 73,100 metres of diamond drilling employing 14 rigs, broken into 16,580 metres of underground exploration drilling, 19,000 metres of surface exploration drilling and 37,520 metres of delineation drilling, plus 3,900 metres of exploration drifting.

     The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions.

     The main target of the 2013 underground mine exploration program is to replace the depleted Mineral Resources plus 100% additional new Indicated Mineral Resources. In order to achieve this goal, a drilling program of 54,100 metres is proposed, consisting of 134 drillholes (37,520 metres) for delineation and 48 drillholes (16,580 metres) for exploration. The majority of the delineation drilling is planned for the Roberta-Robertita and Marina1-Marina2 vein systems in the Central Block (47%) and the Victoria-Alexa and Elia-Aranza vein systems in the Sinaloa Graben (31%). The remainder of the delineation program is divided almost equally between the Central Block’s San Fernando (7%), Santa Rita (6%) and Arana (9%) areas. The objective is to delineate accurately already known historical Mineral Resources in former producing veins. Exploration drilling will be focused on the Sinaloa Graben (64%). The strategy is 1) to define the extensions of the Victoria-Alexa and Elia-Aranza vein systems; 2) to explore north and south of these veins systems; 3) to locate the Roberta and Robertita veins in the Sinaloa Graben and 4) to evaluate the Rosario vein. The Central Block exploration (13%) will aim for the extensions of Marina2 and Soledad-Jael veins. The remaining exploration drilling (21%) will target the Central Block’s San Fernando zone (the area north of Roberta up to the Noche Buena vein, including the Pozolera and Frapopan veins). A total of 3,849 metres of exploration drifting is also proposed for the Sinaloa Graben (2,063 metres), Tayoltita (1,065 metres) and Central Block (721 metres) areas. The most favourable targets for exploration drifting are: 1) the extension of the Central Block’s Roberta and Robertita veins west of the Limoncito Fault and into the Sinaloa Graben; 2) the continuation of the Victoria and Alexa veins on the western Sinaloa Graben; and 3) the west extension of the Elia and Aranza veins.

     The Sinaloa Graben is the next high-grade mineralized zone at San Dimas, and represents a considerable portion of the potential mid to long term production for the mine. This block contains more than 20 known veins of which only a few have been mined with the remainder of the veins are unexplored. A north-south tunnel currently extending 4.6 kilometres (planned to extend to 8.0 kilometres) through the centre of the Sinaloa Graben has been developed and provides direct underground access to the east-west mineralization projected within the high grade central corridor.

     The following figure is a cross section showing exploration targets:

     Since acquiring the mine, Primero discovered the Elia and Aranza high-grade veins in the southern end of the central corridor in the Sinaloa Graben. The Elia and Aranza veins are separated by 250 metres and run almost parallel to the central corridor of mineralization. Drifting results from Elia and Aranza continue to exceed expectations suggesting that the Sinaloa Graben contains much higher than the average grade and width of mineralization than Mineral Reserves and Mineral Resources in the Central Block.

     On March 28, 2012 Primero announced the discovery of the Victoria vein, located in the Sinaloa Graben, 1.0 kilometre north of the Elia vein. Several high-grade intercepts of the Victoria vein have been intersected, and these exhibit similar grades, widths and mineralization as the Robertita vein system in the adjacent Central Block.

     The discovery of the Victoria vein is a promising result of Primero’s 2012 objective to validate the existence of the south-west lateral extensions of the Roberta and Robertita vein systems into the Sinaloa Graben. San Dimas is currently drilling the Victoria vein from former underground workings of the El Pilar vein with two rigs, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area improved in 2012 as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. San Dimas is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations.

Contemplated Development Activities

     Primero’s goal in 2013 is to add to the estimated Mineral Reserves and Mineral Resources, net of depletion, and to convert mineralization from exploration potential to Inferred Mineral Resources through new discoveries.

     The east-west tunnel that joins the north-south Sinaloa Graben tunnel, connecting the historical main mining block, the Central Block, with the new mining area, the Sinaloa Graben, is expected to be completed in 2013, significantly improving access routes at the mine. The Company is also driving a second east-west haulage tunnel approximately 250 metres below the first, that is expected to be completed within 18 to 24 months and is designed to facilitate the increased haulage associated with the mine expansion to 2,500 TPD.

     The Company has designed the mill expansion project such that a potential further expansion to 3,000 TPD can be achieved with minimal capital and no down-time to operations. The Company will continue detailed engineering in 2013 for a potential expansion to 3,000 TPD and, based on exploration results, could announce a further expansion to 3,000 TPD before the end of the year.

Sampling, Assaying and Security

     The majority of the data utilized in the Mineral Resource estimation has been generated in the TAY Lab, with some samples having been assayed at the San Antonio laboratory, which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time. The TAY Lab was audited in early 2012. The audit identified a number of deficiencies and, to the extent that these applied at the time of the audit, some of these are discussed below.

     As a result of the audit, Primero has implemented revised quality control procedures and is working to upgrade or replace equipment at the TAY Lab. Since October 2011, Primero has been utilizing an external independent laboratory (SGS in Durango, an ISO 17025 certified laboratory) for all drill samples. While channel samples continue to be processed principally at the TAY Lab, approximately 10% of the samples are also sent to SGS.

Sample Handling and Preparation

     Samples are delivered to the TAY Lab on an ongoing basis. The building is located in a fenced area and consists of a central corridor with the various activities taking place in rooms off of it. There are no formal sample transmission and reception procedures, and checking of sample numbers is difficult and not assisted by the reuse of sample numbers over time.

     Samples are placed in bowls and dried in a small drying oven, but drying facilities are limited. Crushing is carried out in a Marcy jaw crusher and pulverizing is carried out in two disc mills and one small ring and puck mill. Sample pulps are delivered to the weighing room. The equipment being used is old and overused.

Sample Analysis

     Gold values were determined by Fire Assay using a 10g fire assay charge, finished by gravimetric means. The small charge is governed by the size of the fusion crucibles which is dictated by the size of the furnaces.

     While some standards are used by the TAY Lab, there were no certified standards used between 2009 and early 2012. Until early 2012, pulps were held for one month and then discarded, which did not give time to review any QA/QC data and re-run batches.

Data Security

     Data is entered into a daily Excel spreadsheet, which is placed on the server such that Primero personnel can access the data on a daily basis. The results for geology can only be accessed by geology staff and the cells are protected with only the laboratory having the ability to place data into the database. While some limits to access are in place on the daily sheet, there is not a secure database within the laboratory. In addition, manual transcriptions take place in the laboratory process.

Laboratory Audit

     Primero had a third party audit the TAY Lab in early 2012. The auditor noted poor quality of the data and, in a meeting with Primero, noted concerns over poor sample preparation procedures, flawed assaying, that no certified standards had been used since 2009, and the likelihood for mixed up and duplicate sample numbers.

     Due to the quality of the data not being up to industry standards, a set of tasks was put in place in order to support current and future Mineral Resource and Mineral Reserve estimates. The most important activity involved a review of the reconciliation process and the comparison based on the laboratory figures to the metal in doré. The fact that San Dimas is an operating mine that has been successfully producing precious metals for many decades means that reconciliation is an important indicator of the reliability of Mineral Resource and Mineral Reserve estimates. This is particularly the case when data underpinning those estimates is of questionable reliability. See “San Dimas Mine – Sampling, Assaying and Security – Data Verification”.

Assay QA/QC

     As part of its review, AMC investigated the historical QA/QC data supplied by Primero and replotted some of the data provided. AMC’s analysis reinforces the observations of the 2012 audit and found a poor correlation between the SGS analysis of TAY Lab duplicates, blanks well above background levels for gold and silver, and gold standards not falling within acceptable limits.

     AMC was of the opinion that there was an issue with the underlying assay data and it was of poor quality, and recommended that Primero continues utilizing an external laboratory for all drill samples and a portion of the channel samples until equipment at the site laboratory can be upgraded or replaced. Primero intends to upgrade the TAY Lab by end of 2013. As follow-up to the TAY Lab and assay issues identified in 2012, remedial actions have been taken, as follows:

  All sampled exploration core in 2012 was sent to the SGS Durango laboratory for assay;

  Approximately 20% of the chip samples taken in 2012 were assayed at the SGS Durango laboratory;

  QA/QC procedures are in place, although they have not been reviewed by AMC;

  The TAY Lab is implementing a compliance specification regarding Entidad Mexicana de Accreditation A.C. (“EMA”) certification. Primero has been working with an external consultant since February 2013 in implementing such compliance.

  Technical/handling changes at the TAY Lab level will commence in April 2013; and

  In 2013, the TAY Lab will be expanded in size and some new equipment will be purchased (in order to meet EMA certification).

     It is expected that the TAY Lab will have the necessary technical skills and meet regulatory specifications by December 2013.

     AMC also recommended that both the TAY Lab and the Primero geology group adopt the use of certified standards and standard control plots for ongoing tracking and for QA/QC reports that should be produced monthly. The recommendation has been implemented.

Data Verification

     On the basis of the data being of relatively poor quality, AMC undertook a number of checks in order to ensure the data was managed and utilized correctly. These checks included:

  Assay Integrity – The daily laboratory results sheets of the TAY Lab, and the results database, were reviewed by AMC to see if results could be changed;

  Data Flow – Five entries were randomly selected by AMC from the resource database underpinning the polygonal resource estimates and the data supporting the estimates was reviewed;

  Mill Reconciliation – AMC reviewed the results of a mill reconciliation exercise undertaken by Primero in December 2011. The reconciliation exercise had been carried out to ensure that mining decisions were based on sound grade figures and to identify if there was a correlation between the daily grades and the final month-end reported grades, which are prepared based on gold/silver poured during the month. For the entire month a daily sample of the ball mill feed was taken at the automatic sampler located at the end of the belt feeding the surge bin and prepared/split under supervision. One sample was sent to the TAY Lab while a duplicate sample was sent to the external SGS lab located in Durango. In addition the “pulps” generated at TAY Lab on a daily basis were sent to SGS lab to be assayed. Primero worked to ensure that the samples sent to the TAY Lab and SGS lab were representative of the daily mill feed and were duplicate samples;

  Model Depletion – The tonnes mined and the gold and silver produced from the Roberta vein were reported from the block model prepared in 2012, and compared by AMC to production. The Roberta vein was chosen for this exercise as it could be reconciled based on the wireframes for mining carried out in a particular year. The model tonnes and grade were compared to the sum of the monthly reconciled production as prorated back since 2009 to the Roberta vein;

  Production Comparison – AMC reviewed the monthly production comparison conducted by Primero based on individual veins. The mine figure was reconciled to the mill figure (before certain small adjustments); and

  Exploration Data – Pulps that had been sent to the SGS Durango laboratory were returned to the TAY Lab and assayed. AMC reviewed the assay data from SGS and the TAY Lab.

     AMC has accepted that there was an issue with the TAY Lab. The sample data, however, has to be used in the Mineral Resource and Mineral Reserves estimates in the absence of any other available data at this time. While AMC considers the use of this data to be reasonable, adjustments have been made to the classifications used. AMC recommended that drilling be carried out to substantiate the data in the current Mineral Reserves, and, most importantly, the laboratory issues need to be addressed. Most of the laboratory issues have been addressed or will be addressed during 2013. There is no evidence to say that the quality of the sample data affects the gold and silver ounces produced, though it does impinge on decision making through the mining process.

     Checks have shown that there is not a gross overestimation of the grade that cannot be explained by dilution, and reconciliation is generally good. AMC has recommended using the sample database for the current Mineral Resource and Mineral Reserve estimates but, due to uncertainty in the data quality, not classifying any of the Mineral Resources as a Measured Mineral Resource.

Mineral Resource and Mineral Reserve Estimates

     As part of the Mineral Resource and Mineral Reserve estimation review, AMC assisted Primero in its review of the most appropriate estimation method currently applicable at San Dimas and completed an independent Mineral Resource estimate for the veins that make up the current Mineral Resources and Mineral Reserves based on vein wireframes built by Primero site geologists under AMC’s initial guidance. In addition, Primero provided an access database containing the sample data, and wireframe outline of the mined areas and of the development. The vein wireframes were modeled along the vein contacts, and were defined by structural geology, quartz veining mineral alteration and channel and drillhole samples.

     Prior to year-end 2011, Primero and its predecessors had estimated all Mineral Resources and Mineral Reserves by polygonal methods, which were then listed into a “resource database”. Many of these entries had not been critically reviewed for some time and were not easily manipulated or tracked for mining purposes. To better assist mine planning, Primero decided to change its principal estimation method to a block modeling approach for the main producing and newly discovered veins (18 veins in total at end-2012). These veins, located in the Central Block and Sinaloa Graben, were removed from the resource database for block modeling, which at end-2012 results in a total of 236 entries remaining in the database. These remaining entries, comprised of polygonal estimates and broad extrapolations, were initially reviewed by Primero and sorted by data support, and then reviewed by AMC and Primero, jointly, and now make up a portion of the Inferred Mineral Resources.

     The block modeling approach, which Primero and AMC selected for the 18 veins, was carried out using a 2D accumulation method with ordinary kriging for interpolation, resulting in 18 separate vein models that had a parent block size of 10 metres by 10 metres by vein thickness. The vein wireframes were modeled along the vein contacts, and were defined by structural geology, quartz veining, mineral alteration and channel and drillhole samples. Based on log probability plots of the composited gold and silver for each of the veins, various levels of capping of gold and silver grades were used on the data for the Resource estimation. AMC used a constant bulk density of 2.7 t/m3 for the estimation of the tonnes for all veins.

     Due to the poor QA/QC results, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource. Mineral Resources were classified as either Indicated Mineral Resource or Inferred Mineral Resource, based on the location of the channel samples, the areas that were previously mined and the location of the drillholes. The Indicated Mineral Resource was generally located within approximately 15 metres from the levels containing channel samples, and to include the areas of new drilling spaced 20-30 metres apart, where the samples had been assayed at the SGS laboratory. The Inferred Mineral Resource was located between the Indicated Mineral Resource and approximately 30 metres from the levels containing channel samples. The 236 entries that were left in the resource database after the producing veins were removed, were classified as Inferred Mineral Resources.

     To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution has been added and mining recovery factors applied on an individual vein basis. Only Indicated Mineral Resources have been used for Mineral Reserves estimation. AMC has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3 metres and 1 metre. San Dimas is introducing the use of longhole mining method rather than cut and fill on an increasing scale. On a general basis, vein widths up to 2.2 metres have been assumed to be mined by jackleg or longhole and those over 2.2 metres by drill-jumbo. For jackleg, longhole and drill-jumbo mining, unplanned dilution of 0.2 metres on each side of the planned mining width and 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 56%. For the Indicated Mineral Resource material in the 18 veins upon which the year-end 2012 Mineral Reserve estimate is based, the respective mined tonnes from jumbo and combination of jackleg and longhole mining are estimated at 38% and 62%, respectively. Other than for sill mining, average recovery throughout each mining block for both jumbo and combination of jackleg and longhole mining has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 4 metres thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used.

     A mine cut-off grade of 2.40 g/t gold equivalent (“AuEq”) was calculated based on total operating cost of $104.73, silver recovery factor of 94%, gold recovery factory of 97%, silver price of $25 per troy ounce, gold price of $1,400 per troy ounce and exchange rate of 13 Pesos per $1.00. This cut-off grade requires that the material in question carry all mine operating and selling costs.

     The results of the estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 31, 2012. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut off and price data are shown in the footnotes.

San Dimas Mine Mineral Resources and Mineral Reserves
(as of December 31, 2012)
						Contained
		Tonnage	Gold	Silver	Contained	Silver
		(million	Grade	Grade	Gold (000	(000
Classification	Comment	Tonnes)	(g/t)	(g/t)	ounces)	ounces)
Reserves
Probable		4.579	4.5	267	660	39,377

Resources
Indicated	Block Modeled	3.748	6.5	389	780	46,877

Inferred	Block Modeled	2.281	5.0	339	369	24,878
	Polygonal	3.863	3.2	320	393	39,759
	Total Inferred	6.144	3.9	327	762	64,637

__________________
Notes to Mineral Reserves Statement:
(1)

Cutoff grade of 2.40 g/t AuEq based on total operating cost of US$104.73/t. Metal prices assumed are gold $1,400 per troy ounce and silver $25 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein Mineral Reserve estimate viability.

(2)	Processing recovery factors for gold and silver of 97% and 94% assumed.
(3)	Exchange rate assumed is 13 pesos/$1.00.
(4)	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

Notes to Mineral Resources Statement:

(1)	Mineral Resources are total and include those Mineral Resources converted to Mineral Reserves.
(2)	A 2.0g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of $1,625 per troy ounce and a silver price of $25 per troy ounce.
(3)	A constant bulk density of 2.7 tonnes/m3 has been used.
(4)	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

     The average Mineral Reserve grades of gold and silver are approximately 15% higher than reported mined grades for 2012.

     Reserve tonnes are 22% higher than Resource tonnes, and Reserve grades of gold and silver are 31% lower than Resource grades, largely due to mining dilution. Reserve ounces of gold and silver are 15% to 16% less than Resource ounces; this is mainly a reflection of stope design and areas that are not economically viable under the Reserve cost and price parameters because of grade and/or location.

     As a simple sensitivity exercise, prices of $1,600 per ounce for gold and $29 per ounce for silver were applied to the final Mineral Reserve estimate, giving numbers of the order of 4.7 million tonnes at 4.4g/t gold and 261g/t silver, representing approximately 664,000 ounces of gold and 39.7 million ounces of silver.

     There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6 to 10 million tonnes at grade ranges of 3 to 5 grams per tonne of gold and 200 to 400 grams per tonne of silver. This potential mineralization has been estimated from geological and grade modeling. These targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

     AMC is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Resources.

Mining Operations

     The San Dimas Mine operation includes five underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block, the Tayoltita mine and the Arana Block (the Santa Rita mine). Typical mining to date of the vein systems has been by mechanized cut-and-fill, using drill jumbos or jacklegs and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

     The Central Block provided the majority of mine production during 2012. The Company produced 87,900 ounces of gold and 5.13 million ounces of silver, 10% and 12% higher, respectively, than 2011.

     Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support.

     The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

     The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. There are approximately 175 contractors currently on site.

2013 Development Plans

     The San Dimas underground development plan for 2013 envisages a similar development rate and number of metres of advance as was achieved in 2012, namely about a total of 22.3 kilometres of drifting.

     In 2013, Primero expects to produce between 120,000 and 130,000 gold equivalent ounces up to 17% higher than 2012, based on higher throughput at slightly higher grades. Production is expected to ramp-up at the end of the first quarter when the current maximum milling capacity of 2,150 TPD is achieved. Cash production costs are expected to be in the range of $620 to $640 per gold equivalent ounce (or between $280 and $300 per gold ounce on a by-product basis) in 2013, similar to actual costs in 2012 despite the increase in planned throughput.

     Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the U.S. dollar.

     Capital expenditures during 2013 are expected to increase to approximately $42 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2012, with approximately 49% of 2013 capital expenditures allocated to projects and 51% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million) and the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas.

Tayoltita Mill

     The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 92 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Pumping systems have been installed to transport the high density tailings (53% solids) slurry to a box canyon nearly 2 kilometres distant and with 180 metres elevation gain, relying on a Putzmeister piston pump with three Geho piston diaphragm pumps as back-up. A second Putzmeister piston pump is being added as a back-up system to eliminate the use of the Geho pumps by mid-2013. Refining uses an induction furnace to produce 1,000 oz gold and silver doré bars (average 98% pure).

     The Tayoltita mill has undergone a series of plant expansions over its operating life which have resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,150 TPD to replace the capacity required for shutdown of the San Antonio mill. Currently, the Tayoltita mill is operating at nearly its capacity of 2,150 TPD.

     In October 2012 the Company initiated a mine and mill expansion of the San Dimas Mine. The Company approved the expenditure of a total $ 16.5 million to expand the San Dimas Mine and mill to 912,500 TPY or 2,500 TPD. Construction of the mine and mill expansion is expected to be completed during the first quarter of 2014. See “Business of Primero – San Dimas Mine – Recent Operating History for the San Dimas Mine”. Expansion of the mill consists mainly in addition of a third ball mill, reconfiguration of current crushing plant, addition of two new leach tanks and addition of one thickener.

Tailings Dams

     The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted.

     At the time of Wheaton River’s acquisition in 2002, Luismin’s practice had been to discharge tailings from the cyanidation mills to multiple unlined structures designed to settle the solids and collect solutions for recycling to the milling operations. The containment dams were typically constructed with cyclone underflow and the overflow drains to decant structures in the central portion of the dam. Although the design and operating practices complied with Mexican requirements and the relevant permits, the tailings containment sites did not meet international standards. They had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design had not applied, and accepted seepage monitoring and control measures had not been implemented.

     In anticipation of environmental requirements in Mexico becoming more aligned with world standards, a series of improvements were identified as necessary to reduce risk, as well as the potential environmental impact. Since 2002, a number of improvements have been made relating to the stability of the dams and to the management of the tailings. Since 2011, the tailings containment sites are 100% operational and now comply with the international regulations.

     Capital expenditures for environmental purposes since 2004 were largely focussed on the tailings storage facilities. They totalled approximately $15 million at Tayoltita/Cupias and $10 million at San Antonio. Capital expenditures on the San Antonio tailings were $1.3 million in 2005, $2.2 million in 2006 and $1.6 million in 2007. Investment in the Tayoltita tailings dam was $1.6 million in 2005, $0.6 million in 2006, $3.2 million in 2007, $1.5 million in 2010 and $3.2 million in 2011.

Tayoltita Tailings

     The Tayoltita operation had developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam was moved up the valley to the east of the mill. The operation relied on 10 pumping stations to elevate the thickened tailings to the containment site, and the tailings line and solution return line on cable supports to cross the river valley were previously without any provisions for spill containment in the event of a line failure. The suspended section of the tailings line crossing the river is now contained within a second pipe. In 2012 Primero initiated the installation of 3 new tailings pipes, which are fully contained in a metal box. The new system will be fully operational by mid-year 2013, once the installation of second new tailings pump will be completed.

     On abandonment of the sites as they filled, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover were undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery, respectively.

     Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Over the past few years significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

     In 2012 a new tailings pumping system was installed. The new single Putzmeister piston pump has the capacity to pump high density tailings (53% solids) over a distance of 1,847 metres and total elevation of 225 metres above the mill level. The Geho pumps are now used only as a back-up system to the new system. San Dimas is now in the process of adding a second Putzmeister pump as a back-up system to eliminate the use of the Geho pumps by mid-2013. Eventually, and with the expansion of the mill to 2,500 TPD, a third pump will be installed as backup as two pumps will be required to pump total tailings of 2,500 TPD. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

     Construction of the initial phase of an earthen berm against the downstream side of the dam was completed to increase the safety factor of the containment structure. In 2011, the most important work was the construction of the third belt filter, comprising excavating the foundation, constructing the building, filter and auxiliary equipment installation and filter instrumentation. This filter has a capacity of 68 tonnes per hour (“TPH”), adding to the combined capacity of the first two filters of 80 TPH. With the new filter, San Dimas achieved 85% efficiency in the tailings filtering process. In 2012, Primero was able to recover an average of 50,000 tonnes of solution each month which were recycled into the leaching process. The third filter also provides redundancy in the event that any one of the filters is not operating. Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam.

     On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the incident. PROFEPA and CNA visited the site in January 2012. The Company understands that both the PROFEPA and the CNA considered the spillage to be localized. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to the Company that they considered the incident as localized and under control. The letter specified that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, the Company took a number of corrective actions including design and building of a containment structure for the tailings pipe, which will be fully operational by June 2013 once installation of the second new tailing pump is complete.

     See “Risk Factors – San Dimas Tailings Management Risks”.

San Antonio Tailings

     Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

     Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years.

     Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, will be completed in 2014 as per Primero asset retirement obligations.

     See “Risk Factors – San Dimas Tailings Management Risks”.

Taxes

     Corporate profits in Mexico are taxed only by the Federal Government. Through 2008, there were two federal taxes in Mexico that applied to mining company operations; a Flat Rate Business Tax (“FRBT”) and a corporate income tax. Mexican corporate income tax is calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions. During 2008 and 2009, the corporate income tax rate in Mexico was 28%, it is 30% from 2010 to 2013, and it is planned to be 29% during 2014 and 28% for 2015 and subsequent taxation years. On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance ruling on the appropriate price of silver sales under the silver purchase agreement. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that the appropriate price was the approximate $4 per ounce received from SW Caymans. This confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns See “General Development of the Business – Three Year History – Advance Pricing Agreement Ruling”.

     The FRBT is a minimum tax that applies in addition to the corporate income tax. The tax is applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009 and 17.5% from 2010. The base to which the FRBT is applied is determined by deducting from gross revenue certain items, such as expenses associated with purchasing goods, rendering independent services, and leasing goods, or expenses incurred in connection with the administration of such activities. Some expenses that are deductible in determining taxable income for income tax purposes, such as salaries, interest in some cases and royalties with foreign related parties are not deductible in determining the FRBT, however, certain tax credits are available to offset the FRBT.

Cerro Del Gallo Project

     Except as indicated below, the following description of the Cerro del Gallo project is taken from the summary contained in the technical report entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico (the “CDG Technical Report”) with an effective date of May 11, 2012, which summary has been updated and conformed to be consistent with other disclosure in this AIF. The entire CDG Technical Report is incorporated by reference into this AIF, except to the extent that its contents are modified, updated or superseded by a statement contained in this AIF (which does not need to state that such statement has modified, updated or superseded such contents). Reference should be made to the full text of the CDG Technical Report, which is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

     The information under the heading “Mineral Properties – Cerro Del Gallo Project – 2012 Exploration and Development Activities” has been prepared by Primero and is not part of the CDG Technical Report. The scientific and technical information contained under such heading has been reviewed and approved by Mr. Gabriel Voicu, P. Geo., Vice President, Geology and Exploration for Primero, who is a “Qualified Person” for the purposes of NI 43-101.

Summary

     The CDG Technical Report concerns the Cerro del Gallo first stage heap leach project located near Dolores Hidalgo in the state of Guanajuato, Mexico. The data presented in the report are related to the Cerro del Gallo gold-silver-copper deposit and their Mineral Resource and Mineral Reserve estimate and feasibility study for the gold-silver-copper production by heap leaching as the first stage development of the deposit. The CDG Technical Report is an update of the previous Technical Report (dated May 26, 2011) to include copper in the Mineral Reserves and the recovery of copper in the heap leach processing. Changes to the processing facility have also been incorporated. The effective date for the information in this CDG Technical Report is May 11, 2012, unless otherwise stated.

Property Description

     The San Antón Property is located in the state of Guanajuato in central Mexico, approximately 270 kilometres northwest of Mexico City as shown in Figure 1-1. The San Antón Property fully incorporates the San Antón de las Minas mining district, centred 23 kilometres east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. Although the Guanajuato Mining District has a long history of silver and gold mining and production extending back to 1558, production records at San Antón only date back to the 1860’s, however mining is reported from Spanish colonial times. San Antón lies within the central-southern segment of the world-class Mexican Gold-Silver Belt.

     The San Antón Property covers an area of 25,269 hectares (approximately 15 kilometres north-south by 16 kilometres east-west) and consists of a total of twelve granted, contiguous mining concessions all owned by San Antón de las Minas S.A. de C.V. (“SAM”). The concessions entirely cover the San Antón de las Minas mining district, including the old mines formerly worked for high grade vein-hosted gold-silver mineralization.

     The San Antón Property is wholly owned by SAM, a resident Mexican company owned 64.3% by Cerro and 35.7% by DMSL. DMSL’s ultimate holding company is Goldcorp a Canadian company.

     In May 2011, the Technical Report “Feasibility Study and Preliminary Assessment, Cerro del Gallo Project, Guanajuato, Mexico” presented the development of the Cerro del Gallo deposit in two stages. Stage 1 is the heap leach development and stage 2, the addition of a CIL to process the fresh ore, not suitable for heap leaching. The Stage 1 heap leach study was completed to feasibility study level and Stage 2 development was completed to a Preliminary Assessment level. This CDG Technical Report focuses on the feasibility study for the Stage 1 Heap Leach.

Figure 1-1 Cerro del Gallo Project Location Map

Exploration

     The exploration activities at the San Antón property have consisted of drilling (reverse circulation and diamond core) and several sampling programs; including stream sediment, BLEG, Niton® soil and conventional soil sampling. All these programs are described in Technical Report on the Cerro del Gallo deposit within the San Antón Property, Mexico, Cerro, July 31, 2008. The majority of the exploration work has focussed on the Cerro del Gallo deposit. Drilling activity ceased on the property in 2008 and additional core logging work was completed as part of the program of work to develop the gold domain within the Cerro del Gallo deposit.

Development of Operations

     The development plan for the property consists of heap leaching of weathered and oxidised material from the Cerro del Gallo deposit to produce gold, silver and copper. At a later stage, it is proposed to process the fresh rock material for the recovery of gold and silver. The feasibility study for the stage 1 heap leach (the subject of this CDG Technical Report) has been completed.

Mineral Resource and Mineral Reserve Estimates

     Tim Carew, P.Geo., of Reserva International reviewed the block model and parameters utilized to calculate this latest Mineral Resource estimate and found the methods and results conform to the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council in 2010.

     Measured Mineral Resources and Indicated Mineral Resources, excluding Proven Mineral Reserves and Probable Mineral Reserves, are shown below in Table 1-1.

Table 1-1 Cerro del Gallo Mineral Resources
(Excluding Proven Mineral Reserves and Probable Mineral Reserves)

	Total
	K	g Au/t	K Ozs	g Ag/t	K Ozs	Cu	K lbs
Category	Tonnes		Au		Ag	%	Cu
Measured Mineral Resources	39,863	0.61	781	13.8	17,714	0.10	88,790
Indicated Mineral Resources	8,015	0.55	142	11.0	2,832	0.08	14,608
Measured Mineral Resources & Indicated Mineral Resources(1)	47,878	0.60	923	13.3	20,546	0.10	103,398

________________________
(1)	These Mineral Resources are reported using internal cut-off grades of 0.24, 0.29, and 0.34 gAuEq/t for weathered, partially oxidized, and fresh material respectively.

     The Proven Mineral Reserve and Probable Mineral Reserve estimates for Cerro del Gallo Stage 1 Heap Leach are given below in Table 1-2.

Table 1-2 First Stage Heap Leach Proven Mineral Reserve and Probable Mineral Reserve Estimate

	Total
	K	g Au/t	K Ozs	g Ag/t	K Ozs	Cu	K lbs
Category	Tonnes		Au		Ag	%	Cu
Proven Mineral Reserve	28,223	0.71	643	15.05	13,655	0.08	50,247
Provable Mineral Reserve	3,956	0.54	69	13.20	1,679	0.07	6,197
Proven Mineral Reserve & Probable Mineral Reserve(1)	32,219	0.69	712	14.82	15,335	0.08	56,443

________________________
(1)

Proven Mineral Reserves and Probable Mineral Reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 g/t for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

Metallurgical Test Work

     The test work that was evaluated for the feasibility study, commenced in 2006 and was performed on drill core samples and RC chip samples, by three Australian metallurgical laboratories. Phase 1 was conducted by Independent Metallurgical Laboratories, Welshpool, Western Australia, Phases 2, 3 and 5 were conducted by SGS Lakefield Oretest Pty Ltd, Malaga, Western Australia and phase 4 was conducted by ALS AMMTEC, Balcatta, Western Australia. JKTech of Brisbane Queensland was also used to determine comminution characteristics. Polysius Australia Pty Ltd of Henderson, Western Australia was used to evaluate the suitability of high pressure grinding rolls (“HPGR”) for the crushing of the Cerro del Gallo ores.

     The test work focused mainly on the recovery of gold and silver from the weathered and partially oxidised ore zones. To make best use of the local environment, topography and land heap leaching will be the primary processing method for the first stage of the project development. All recent test work has been aimed at heap leaching optimisation and downstream recovery of the gold, silver and copper. Details of the test work are covered in Section 13 of the CDG Technical Report.

     Based on test work summary outcomes the design criteria have been determined based on the following:

  The ore will be crushed to -8 mm using a combination of conventional primary (jaw) and secondary (cone) crushers followed by a HPGR as the final stage of crushing;

  The ore will be agglomerated, stacked and heap leached;

  Metal dissolutions for the weathered ore were 76.0% for gold, 48.0% for silver and 19.0% for copper;

  Metal dissolutions for the partially oxidized ore were 64.0% for gold, 51.6% for silver and 41.2% for copper;

  Sulphidisation-Acidification-Recycling-Thickening process (“SART”) will be used to reduce the amount of copper and silver in the pregnant solution prior to carbon adsorption;

  The SART copper-silver precipitate will be filtered for further processing or sale;

  Gold will be recovered via a conventional carbon adsorption and elution processing route.

     It is recommended that the following additional test work should be conducted during the front end engineering design phase to enable the completion of the detailed plant design:

  Heap height determination and percolation tests at the optimum crush size and cement addition;

  Triple carbon contact tests on pre and post SART solutions;

  Flocculant screening and settling test work on SART slurry;

  Filtration test work of the SART precipitate.

Processing Facilities

     The operation will process 4.5Mt/a cyanide heap leach of weathered and partially oxidized ore from the open cut mine.

     The processing facility design for a 4.5 Mt/a will consist of the following:

  Primary jaw crusher coupled with a secondary crusher and screen in closed circuit, with a -32mm product being fed to the HPGR;

  HPGR crushing and screen in closed circuit, with - 8mm product being fed to an agglomeration drum and radial stacker for recovery by a front end loader/trucks for stacking and placement on a heap leach pad;

  Leaching of the stacked ore using a cyanide solution;

  Pregnant solution from leached ore percolating to a staggered pond system which will then be pumped to a wet plant consisting of SART for recovery of the copper and silver, followed by an adsorption circuit, using a traditional carbon contactor system for the recovery of gold from solution;

  Elution of the loaded carbon, with electrowinning and gold recovery in a gold room facility;

  Plate and frame filter and bagging system to recover the copper/silver concentrate for further processing or sale.

     The crushing plant has been located in close proximity to the open cut mining operations. The plant has been developed based on three stage crushing starting from feed into ROM bin, agglomeration for heap leach, SART, carbon in column adsorption, elution and electrowinning, reagent mixing and distribution, raw water and power services. Further details are located in Section 14 of the CDG Technical Report.

     The processing plant and heap leach facility (“HLF”) footprint has been constrained by the topography of the site and surrounding freehold land. This has resulted in the mine services area being located immediately adjacent to the pit and the crushing plant within 250 metres of the planned pit periphery.

     The design philosophy for the plant is to minimise footprints due to the steep topography of the site. The layout of the crushing circuit has been compressed and located closer to the pit than usual due to the restricted area of suitable construction land. The HLF has similarly been designed as a valley fill, in the valley immediately adjacent and down gradient from the processing plant, due to the absence of suitable land.

     Agglomerated ore for heap leaching will be stacked from the bottom of the valley east of the open pit working up to the top of the valley. Solution collection ponds will be located at the foot of the valley on the eastern side of the plant where solution will gravitate into the ponds following the natural gradation of the site.

     The process design throughput is based on projected mine schedules supplied by Cerro from Mine Development Associates (“MDA”) (see Table 16-1 in the CDG Technical Report) in May 2011. Further details can be found in Section 14 of the CDG Technical Report. The processing facility design is based on the supply and installation of new processing equipment in the following unit operations:

  Ore crushing and agglomeration;

  Cyanide leaching;

  Leached solution recovery;

  SART processing with filtration and cyanide gas scrubbing system;

  Single train carbon in column adsorption;

  Carbon elution, electrowinning and carbon regeneration;

  Gold room refining;

  Reagent storage and distribution;

  Water supply and distribution services;

  Air supply and distribution services.

     Criteria for design of the wet plant (SART and Adsorption) are as follows:

  Maximum flow rate of 293 m3/h flow during storm event;

  Sulphuric acid stoichiometric design at 115%;

  Sodium hydrosulphide stoichiometric design at 100%;

  Hydrated lime stoichiometric design at 115%;

  SART circuit cyanide recovery design at 75%;

  Washing of gypsum precipitates to remove entrained gold.

Capital Cost Estimate

     Capital costs for the First Stage Heap Leach have been classified as Pre-production Capital Costs, which includes Plant and Infrastructure Costs, Owners Costs and Mining Fleet, (total $154.9 million) and Sustaining Capital ($28.9 million) as outlined in the following three tables – Table 1-3 to Table 1-5.

Table 1-3 First Stage Heap Leach — Pre-production Processing Facility and Site Capital Costs

Cost
($,000)
Plant and Infrastructure Costs
Crushing	25,609
Agglomeration	4,970
Heap Leach Pad & Ponds	21,413
SART Circuit	12,524
Adsorption	2,620
Elution & Gold Room	2,275
Reagents	3,991
Services & Infrastructure	27,035
Subtotal	100,437
Contingency	9,242
Total Plant Costs (Inclusive of EPCM)	109,679

Owners Costs
High Voltage Power Supply	4,725
Mobile Equipment	962
Pre-Production Labour	2,187
Regulatory, Land, Insurance etc	4,013
Insurance & Operating Spares	1,742
Working Capital (3 months)	11,447
Subtotal	25,076
Contingency	1,254
Total Owners Costs	26,330

Project Cost First Stage 4.5Mtpa Heap Leach	136,009

     No final decision has been taken as to whether to mine by an owner operated fleet or to contract mine. The capital requirements of providing a fleet will reduce and operating expenses are likely to increase if contract mining is adopted. Tender documents to invite mining contractors working in Mexico to bid on mining at Cerro del Gallo have been drafted and will be issued in the coming months. An estimate of the additional capital costs for the required mining equipment to commence mining for the First Stage Heap Leach component has been completed by MDA.

Table 1-4 First Stage Heap Leach — Pre-production Mining Fleet Costs

Cost
($,000)
Primary Mining Equipment	9,898
Support Equipment	4,729
Blasting	236
Mine Maintenance	542
Other Mine Capital	3,385
Total Year 1 Mining Capital	18,790

Table 1-5 First Stage Heap Leach — Sustaining Capital

Cost
($,000)
Mining Capital	12,533
Leach Pad Expansion	10,000
Stacking Equipment	4,900
Other	1,500
Total	28,933

     Sustaining capital is reflective of amounts in addition to the pre-production capital and mining fleet costs, which are incurred over the life of mine and have been allowed for in economic modelling.

Operating Cost Estimate

     The cash operating costs include all costs associated with the production of gold, silver and copper for the heap leach operations. The cash costs include smelting and refining costs but do not include the 4% net smelter return (“NSR”) royalty. The NSR is included in the financial modelling.

Table 1-6 First Stage Heap Leach Cash Operating Costs

	$/t Average	$/oz Au Eq
Cash Operating Cost	(ore tonne)	Average
Mining	3.2	152
Processing	6.63	314
Metal Transport & Refining	0.30	14
G & A	0.76	36
TOTAL	10.89	516

Economic Analysis

     The following tables set out aggregated summaries of key feasibility study data — presented on an average life-of-mine or total life-of-mine basis for the First Stage Heap Leach.

Table 1-7 First Stage Heap Leach Mining Summary

Mining
Ore Mined	32.2Mt
Waste Mined	29.4Mt
Gold Grade	0.69 g/t
Silver Grade	14.8 g/t
Copper Grade	0.08%
Strip Ratio	0.917

     The waste mined includes 9Mt of mineralized fresh rock material, which is potential feed for the Second Stage CIL/Heap Leach development. This may have an economic benefit for the Second Stage CIL/Heap Leach and will be evaluated in the second stage FS.

Table 1-8 First Stage Heap Leach Operational Summary

Production
Annual Throughput	4.5Mt
Overall Gold Recovery	68.5%
Overall Silver Recovery	50.1%
Overall Copper Recovery	31.8%
Maximum gold equivalent production, k oz per annum(1)	99.1(Yr 3)
Average gold equivalent production, k oz per annum(1)	94.6
Average gold production, k oz per annum	67.9
Average silver production, k oz per annum	1,072
Average copper production, t per annum	1,113
Base Life of Mine Stage(1)	7.2 years

____________________
(1)

The gold equivalent ounces are calculated using the 3 year historic gold, silver and copper prices (as at April 30, 2012) $1,341/oz, $25.58/oz and $7,582/t respectively for gold:silver price ratio of 52.4 and a gold:copper price ratio of 0.177. That is, 52.4 oz of silver is equal in value to 1 ounce of gold and 0.177 tonnes of copper is equal in value to 1 ounce of gold.

Table 1-9 First Stage Heap Leach Economic Summary

Financial
Net Smelter Return Royalty	4%
Undiscounted Net Cash Flow ($ M)(1)	280
Net Present Value @ 6% ($ M)(1)	181
Pre-production Capital Payback Period (includes mining fleet)(1)	2.7 Yrs
Pre-tax IRR(1)	30.5%

__________________
(1)	Using 3 year average metal prices of $1,341 Au/oz, $25.58 Ag/oz and $7,582 Cu/tonne and based on net payable ounces of silver and gold and payable tonnes of copper.

Conclusions

     The development of the Cerro del Gallo deposit for gold, silver and copper production by heap leaching as demonstrated by the feasibility study, produces a positive cash flow with sound economic potential. The financial analysis based on the financial, operating, production and Mineral Reserve estimates, concludes a financially and technically viable project.

2012 Exploration and Development Activities

     Following the completion of the Arrangement, Primero plans to continue the exploration of the various mineralized zones located on the Cerro del Gallo Project.

     The 2013 program will include approximately 5,000 metres of condemnation drilling. This drilling program will concentrate on sterilizing the areas of future infrastructure, including the waste dumps and the heap leach pads. Most of the drilling will be east of the actual gold pit design since that area was previously included in the larger copper pit design. Therefore, the condemnation drilling program can be also partially considered as exploration.

     In addition, approximately 5,000 metres will be drilled in the central part of the deposit, mainly in the Cerro del Gallo intrusive, where the amount of information is limited. The delineation drilling program will provide a better understanding of the distribution of the mineralized zones inside the intrusive and to better define the lithological and structural controls of the mineralized veins and stockworks.

     In the near term, the exploration program’s main objective is to validate and verify previous exploration work surrounding the Cerro del Gallo deposit. The program will drill-test coincident multi-element geochemical and geophysical anomalies extending beyond the boundaries of the mineral resource estimate. Approximately 3,000 metres will be drilled. In addition, a surface exploration program including mapping and BLEG stream sediment surveys will commence by mid-2013. The goal of this regional exploration program is to identify new drill targets on the Cerro property.

RISK FACTORS

     The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious metals properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risk

     Primero’s current activities are primarily directed towards mining operations at the San Dimas Mine. Primero’s activities also include the exploration for and development of mineral deposits.

     Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, causing delay or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. See “Mineral Properties – San Dimas Mine – Property Description and Location – Environmental Matters”.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

     The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital.

     There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity Prices

     The price of the Common Shares, Primero’s financial results and its exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a limited extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Primero’s properties is dependent on gold and silver prices that are adequate to make these properties economic.

     Also, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in its mining properties and increased amortization, reclamation and closure charges.

Uncertainty in the Estimation of Reserves and Mineral Resources

     The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form and used in the Company’s mine models and as presented for the Cerro del Gallo project are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of Primero’s mining properties, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the Promissory Note held by Goldcorp’s Luxembourg subsidiary that could constitute an event of default. See “Introductory Notes – Cautionary Notes to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources and Exploration Potential

     Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Mineral Resources with sufficient geological continuity to constitute Proven and Probable Mineral Reserves as a result of continued exploration. Exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

Need for Additional Mineral Reserves

     Since all mines have limited lives based on Probable Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions.

APA Ruling

     Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the Amended and Restated Silver Purchase Agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes based on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

Additional Capital

     The mining, processing, development and exploration of Primero’s properties, including the Cerro del Gallo project, if acquired, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

     Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of operations of the San Dimas operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Title to Property

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the Primero’s properties will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development.

     There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which Primero’s properties are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties.

Use of Ejido-owned Land

     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

     The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

     Four of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

     While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

Government Regulations, Consents and Approvals

     Exploration and development activities and mining operations are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt its operations.

Environmental Risks and Hazards

     Primero’s mining operations are subject to Mexican and applicable state environmental regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also establish limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the Company’s properties which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the Acquisition.

     Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mining operations. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Primero’s operations may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations. See “Risk Factors – San Dimas Tailings Management Risks”.

     The Company is presently involved in an environmental certification process at the San Dimas Mine and at Cerro del Gallo. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

San Dimas Tailings Management Risks

     On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. See “Mineral Properties – San Dimas Mine – Property Description and Location –Environmental Matters”.

     Although Primero believes the design and operation of tailings containment sites in the San Dimas district comply with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and, to remediate the Tayoltita tailings dam.

     The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

     The Asset Purchase Agreement does not provide for any indemnities from DMSL against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified DMSL for any future environmental claims or liabilities.

Labour and Employment Matters

     The Company believes that its current relations with employees and the unions are good. However, the union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed annually. In 2013, the full contracts are due to be negotiated. Production at the Company’s properties will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Primero with its employees and unions may have a material adverse effect on Primero’s business, results of operations and financial condition.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Any interruption in power supply from the hydroelectric project or any interruption in water supply due to, inter alia, periods of drought or low rainfall could adversely impact operations at the San Dimas Mine.

Insurance and Uninsured Risks

     Mining operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards for which it may not be able or, due to the high cost of premiums, desirable to buy insurance. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

     The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected. Further, Primero has agreed, for a three year period after the Acquisition, not to acquire any mineral interest in Mexico that is within 20 kilometres of any mineral property in Mexico owned by Goldcorp and its affiliates.

Cerro Acquisition

     On December 13, 2012, Primero announced that it has entered into a definitive agreement with Cerro whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement under the Australian Act. The transaction will be carried out by way of a court-approved scheme of arrangement and will require approval by at least 75% of the votes cast by at least 50% of the shareholders of Cerro at a special meeting of Cerro shareholders. Approval of Cerro's option holders will also be required. The transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. There can be no assurance Cerro shareholders will approve the transaction or that the applicable regulatory approvals will be attained or that the necessary closing conditions will be satisfied.

     Assuming the Cerro acquisition is completed as planned, there can be no assurance that the assumptions underlying the acquisition will prove to be correct and will not be impacted by unanticipated changes in the business, industry or general economic conditions. In particular, there is no assurance that the financial and production projections included in the feasibility study for the Cerro del Gallo project included in the CDG Technical Report will be realized. Factors that could cause these results to be different from projections include increases in capital costs and operating costs and decreases in realized production rates and recoveries. Furthermore, permitting for and construction of the Cerro del Gallo mine might be delayed, which could reduce or delay cash flows from the project. Additional risks will include the risks identified in this Risk Factors section. These risk factors could increase the time and anticipated costs for Primero to complete construction of the Cerro del Gallo mine and achieve production and its overall profitability upon completion. In addition, Goldcorp, which owns a 31% interest in the Cerro del Gallo project, might not convert its interest into a 10% net profit interest, which could affect Primero’s future returns from the project.

Risks Inherent in Acquisitions

     The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. There is no assurance, however, that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisition transactions and the operation of acquired properties, involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of the Company’s key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired properties, companies or securities. Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

     To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Common Shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

     There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

     The San Dimas Assets and the shares of Silver Trading acquired on August 6, 2010, were acquired on an “as is, where is” basis and the representations and warranties and indemnities provided by DMSL and GSBL (together the “San Dimas Vendors”) in respect of the San Dimas Assets are limited. Consequently, the recourse the Company may have against the San Dimas Vendors is limited. Further, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The Company may not be indemnified for some or all of these liabilities.

Foreign Operations Risks – Mexico

     All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; hostage taking; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     While the Company takes measures to protect against security risks such as crime, theft, vandalism and trespass, there can be no assurance that such measures will be effective or that incidents of criminal activity, theft, vandalism or trespass will not have an adverse impact on the Company’s operations, property or facilities.

     Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

     As Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Permitting

     The Company’s operations are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property

Capital Cost and Operational Cost Estimates

     The Company prepares budgets and estimates of cash costs and capital costs of production for its operations and its main costs relating to material costs, personnel and contractor costs, and energy costs. However, despite the Company’s efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

     Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key Personnel

     The Company’s ability to successfully operate its mining properties and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of Interest

     The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Wade Nesmith and Mr. Eduardo Luna are each directors of Silver Wheaton, with which the Company has entered into the Amended and Restated Silver Purchase Agreement, and Mr. Timo Jauristo and Mr. Rohan Hazelton are each officers of Goldcorp, from which the Company acquired the San Dimas Mine. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Indebtedness

     Primero has indebtedness of approximately $32 million to a wholly-owned Luxembourg subsidiary of Goldcorp under the Promissory Note. As a result of this indebtedness, Primero is required to use a portion of its cash flow to service principal and interest on its debt, which limits the cash flow available for other business opportunities.

     Primero’s indebtedness could limit its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes or to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation. The Company’s ability to incur additional indebtedness and to secure additional indebtedness is limited under the Amended and Restated Silver Purchase Agreement. The Amended and Restated Silver Purchase Agreement permits the Company to incur additional financial indebtedness up to $50 million, subject to increase after the third anniversary of the Acquisition provided the Promissory Note has been repaid and certain financial covenants are satisfied. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Significant Shareholder

     Goldcorp owns approximately 32% of the issued and outstanding Common Shares. Goldcorp is entitled to maintain this proportionate ownership interest and is entitled to proportionate Board representation. The current Goldcorp Director Nominees on the Board are Mr. Jauristo and Mr. Hazelton. Subject to applicable law, Goldcorp may be able to effectively cause or prevent a change in control of the Company.

Current Global Financial Condition

     Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and political inertia in the United States, have caused significant volatility to commodity prices. These conditions have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse, of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect the Company’s business.

     The Company is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash; (ii) the Company’s insurance providers; (iii) the Company’s lenders; and (iv) the Company’s other banking counterparties. The Company is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Furthermore, repercussions from the 2008-2009 economic crisis continue to be felt, as reflected in increased levels of volatility and market turmoil. As a result of this uncertainty, the Company’s planned growth could either be adversely or positively impacted and the trading price of the Company’s securities could either be adversely or positively affected.

Effectiveness of Internal Control Over Financial Reporting

     The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada and under the Exchange Act in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. In reliance on an exemption for “emerging growth companies” under the United States Jumpstart Our Business Startups Act, Primero’s auditor has not delivered an attestation report on management’s assessment of the effectiveness of Primero’s internal control over financial reporting as at December 31, 2012.

Restatement of Consolidated Financial Statements

     Primero restated its consolidated financial statements and other financial information for the years ended December 31, 2011 and 2010 with respect to accounting for deferred income taxes in accordance with IFRS. The restatement of prior financial statements may expose Primero to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that securities regulators may disagree with the manner in which Primero has accounted for and reported the financial impact.

Subsidiaries

     Primero conducts operations through foreign (Barbadian, Luxembourger and Mexican) subsidiaries, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Primero’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Primero’s valuation and stock price.

Litigation

     The Company may be, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

DIVIDENDS

     The Company has paid no dividends since its incorporation and currently has no plans to do so in the foreseeable future.

CAPITAL STRUCTURE

     Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of December 31, 2012, there were 97,305,622Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of the AIF, 97,435,622 Common Shares of the Company are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

     Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

     Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act). The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Options and Warrants

     As of the date of this AIF, the Company also had outstanding obligations to issue up to 28,604,490 Common Shares, as follows:

  stock options to purchase an aggregate of 7,804,490 Common Shares at a price ranging from $2.60 to $6.74, expiring between July 29, 2013 and July 9, 2019, all of which are governed by the Company’s amended and restated 10% rolling stock option plan, which was approved by shareholders on June 28, 2010 and became effective on August 19, 2010; and

  warrants to purchase an aggregate of 20,800,000 Common Shares at a price of $8.00, expiring on July 20, 2015.

Directors Phantom Share Units

     On March 27, 2012, the Board approved the adoption of a director’s phantom share unit plan (the “Directors’ PSU Plan”), which subsequently received shareholder approval on May 28, 2012. Members of the Board, other than a member who is an officer or employee of Primero or Primero’s subsidiaries, are eligible to participate in the Directors’ PSU Plan. A person holding a phantom share unit (a “Director PSU”) under the Directors’ PSU Plan is entitled to elect to receive, at vesting (subject to blackout periods), either (a) an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) the number of Common Shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash. As of the date of this AIF, the Company had outstanding 245,591 Director PSUs, vesting between December 1, 2013 and December 1, 2015 and expiring between December 31, 2013 and December 31, 2015.

MARKET FOR SECURITIES

Common Shares

     The Company’s Common Shares are traded on the TSX under the symbol “P”. Commencing on August 15, 2011, the Company’s Common Shares began trading on the NYSE under the symbol “PPP”. The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSX for the periods listed:

Period	High (CDN$)	Low (CDN$)	Volume
2012
January	3.78	3.08	4,301,453
February	3.23	2.75	5,057,603
March	2.91	2.28	3,967,466
April	2.82	2.45	1,446,407
May	3.10	2.44	2,519,88 5
June	3.05	2.43	4,952,905
July	3.52	2.54	2,754,316
August	4.69	3.37	6,496,794
September	5.59	4.45	10,765,277
October	7.89	5.11	17,931,299
November	7.73	6.00	9,062,933
December	6.68	5.94	6,847,665
2013
January	6.80	6.04	6,067,640
February	6.56	5.50	4,986,399
March	6.89	5.30	5,892,037

Common Share Warrants

     The Company’s common share warrants are traded on the TSX under the symbol “P.WT”. The following table shows the high and low trading prices and monthly trading volume of the common share warrants of Primero on the TSX for the periods listed:

Period	High (CDN$)	Low (CDN$)	Volume
2012
January	0.44	0.27	1,114,535
February	0.40	0.27	280,490
March	0.34	0.20	266,437
April	0.275	0.205	87,018
May	0.405	0.260	567,680
June	0.43	0.295	320,619
July	0.57	0.39	521,600
August	0.65	0.495	948,248
September	0.77	0.61	908,253
October	1.94	0.80	3,712,786
November	1.85	1.80	1,036,439
December	1.42	1.05	411,288
2013
January	1.49	1.18	1,345,201
February	1.48	0.98	645,563
March	1.35	0.91	881,845

Prior Sales

     During the financial year ended December 31, 2012, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

	Number and Type	Issue or Exercise
Date of Issuance	of Securities Issued	Price Per Security
		CDN$
March 31, 2012	75,000 stock options	2.60(1)
March 31, 2012	115,384 Directors’ PSUs	2.60(4)
August 7, 2012	8,422,460 Common Shares(2)	3.74
November 6, 2012	58,331 Common Shares(3)	3.99
November 7, 2012	60,000 stock options	6.74(1)
November 15, 2012	175,000 Common Shares(3)	5.26
December 4, 2012	40,000 Common Shares(3)	5.26
December 5, 2012	100,000 Common Shares(3)	5.26
December 6, 2012	150,000 Common Shares(3)	5.26

___________________
(1)	Reflects the exercise price of stock options.
(2)	Issued to Goldcorp in repayment of the remaining $30 million principal of the Convertible Note. See “General Development of the Business – Three Year History – Convertible Debt”.
(3)	Common Shares issued on the exercise of stock options.
(4)	Reflects the conversion rate used for the Directors’ PSUs grant.

ESCROWED SECURITIES AND SECURITIES SUBJECT
TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Escrowed Securities

     As of December 31, 2012, no securities of the Company were held in escrow.

Contractual Restrictions on Transfer

     Pursuant to the terms of the Participation Agreement, DMSL has agreed that, up to August 6, 2013, neither DMSL nor its affiliates, which include Goldcorp, will sell any Common Shares that result in DMSL and its affiliates, collectively, owning less than 31,151,200 Common Shares.

     Pursuant to a support agreement dated as of August 6, 2010 between SW Caymans and Mr. Nesmith (the “Support Agreement”), Mr. Nesmith agreed that until August 6, 2013 he will not sell any Common Shares that result in him owning less than 157,176 (less than approximately 0.1% of the issued and outstanding Common Shares). Effective March 15, 2012, upon Mr. Nesmith’s resignation as Executive Chairman and appointment as Chairman of the Company, the Support Agreement was terminated.

DIRECTORS AND OFFICERS

     The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company. Mr. Timo Jauristo and Mr. Rohan Hazelton, the Executive Vice President, Corporate Development and Vice President, Strategy, respectively, of Goldcorp were nominated as directors by Goldcorp, pursuant to DMSL’s rights under the Participation Agreement.

     The term of office of each director of the Company ends immediately before the election of directions at the annual meeting of shareholders each year.

Name and Residence	Position(s) with the Company	Principal Occupation	Director Since

JOSEPH CONWAY(1)(2) Ontario, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	June 28, 2010

RENAUD ADAMS Ontario, Canada	Chief Operating Officer	Chief Operating Officer of the Company	N/A

DAVID BLAIKLOCK(1) British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	N/A

GABRIEL VOICU Ontario, Canada	Vice-President, Geology and Exploration	Vice President, Geology and Exploration of the Company	N/A

DAVID SANDISON Ontario, Canada	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	N/A

TAMARA BROWN(1) Ontario, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations of the Company	N/A

H. MAURA LENDON(1) Ontario, Canada	Vice-President, General Counsel and Corporate Secretary	Vice-President, General Counsel and Corporate Secretary of the Company	N/A

WADE NESMITH British Columbia, Canada	Chairman and Director	Chairman of the Company	October 29, 2008

EDUARDO LUNA(2) Mexico State, Mexico	Director	Director of the Company	October 29, 2008

DAVID DEMERS(3)(4)(5) British Columbia, Canada	Director	Chief Executive Officer of Westport Innovations Inc.	October 29, 2008

GRANT EDEY(4)(5) Ontario, Canada	Director	President and Chief Executive Officer of Khan Resources Inc.	June 28, 2010

ROHAN HAZELTON(2)(5) British Columbia, Canada	Director	Vice President, Strategy of Goldcorp	August 25, 2010

TIMO JAURISTO(3) British Columbia, Canada	Director	Executive Vice President, Corporate Development of Goldcorp	August 25, 2010

ROBERT QUARTERMAIN(3)(4) British Columbia, Canada	Director	President and Chief Executive Officer of Pretium Resources Inc.	June 28, 2010

MICHAEL RILEY(5) British Columbia, Canada	Director	Director of the Company	April 22, 2010

_____________________
(1)	Member of the Disclosure Committee. Mr. Blaiklock is the Chair of the Disclosure Committee.
(2)	Member of the Health, Safety and Environmental Committee. Mr. Luna is the Chair of the Health, Safety and Environmental Committee.
(3)	Member of the Human Resources Committee. Mr. Demers is the Chair of the Human Resources Committee.
(4)	Member of the Governance and Nominating Committee. Mr. Edey is the Chair of the Governance and Nominating Committee.
(5)	Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee.

     As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,256,433 Common Shares, being 1.3% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

     The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Joseph Conway – President, Chief Executive Officer and Director

     Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010 and has been a director of the Company since June 28, 2010. Mr. Conway has been a director of Dalradian Resources Inc. since June 2010. He served as President and Chief Executive Officer of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010, and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

Renaud Adams – Chief Operating Officer

     Mr. Adams has been Chief Operating Officer of the Company since November 1, 2011. From February 2010 to October 2011, Mr. Adams was Senior Vice-President, Operations Americas of IAMGOLD, during which time he was responsible for the operations and organic growth of IAMGOLD within the Americas. From May 2007 to February 2010, he was Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD, which saw him responsible for administration, operations and near-mine exploration, as well as social and legal aspects of the mine’s business. Previously, from January 2005 to May 2007, he was Vice President and General Manager of the El Mochito Mine in Honduras for Breakwater Resources Ltd. and, from August 2000 to December 2004, he was Mine Manager and Mill Superintendent of El Toqui Mine in Southern Chile. Mr. Adams holds actuarial and engineering degrees from Laval University.

David Blaiklock – Chief Financial Officer

     Mr. Blaiklock has been Chief Financial Officer of the Company since July 6, 2009. Mr. Blaiklock is a Chartered Accountant with 20 years public company experience in a senior financial role. From March 1997 to December 2008 he was Vice President and Corporate Controller of Intrawest Corporation, a large multinational owner, developer and operator of mountain destination resorts. During his years with Intrawest, Mr. Blaiklock was involved with all aspects of running the financial operations of a growth-oriented and acquisition-focused public company. Previously, he was Corporate Controller of a number of public and private companies, primarily involved in real estate development. He graduated with a B.A. (Honours) degree from the University of Sheffield and received his designation as a Chartered Accountant (England & Wales) in 1979 and British Columbia in 1981 while with the international accounting firm of Deloitte & Touche.

Gabriel Voicu – Vice President, Geology and Exploration

     Mr. Voicu was appointed Vice President, Geology and Exploration in November 2012. Mr. Voicu brings 25 years of mineral deposit exploration and mining experience including holding senior technical and exploration positions with a number of intermediate gold producers. Much of his experience was gained in the Americas in such countries as Suriname, Guyana and Canada and he also worked for 9 years in Romania. Between 2009 and 2012, he was the Technical Services Manager at the IAMGOLD’s Rosebel Gold Mine in Suriname. Previously, he worked as a Scientific Researcher with CONSOREM, a Quebec-based research group in mineral exploration, and at Cambior Inc.’s Omai Gold Mine in Guyana. He was also consultant for several junior exploration companies. Mr. Voicu holds a PhD in Mineral Resources from the Université du Québec à Montréal, and a BSc (Geological Engineering) from the University of Bucharest, Romania. Mr. Voicu is also an Adjunct Professor of Economic Geology with the Université du Québec à Montréal.

David Sandison – Vice President, Corporate Development

     Mr. Sandison has been Vice-President, Corporate Development of the Company since October 18, 2010. From January 2010 to September 2010, he was Vice-President, Corporate Development of Clarity Minerals, a private company with investments in Canadian and African gold mining and exploration. From February 2009 to December 2009, he was a mining consultant. From June 1984 to January 2009, he worked in senior management capacities with the Noranda Group of Companies (subsequently Falconbridge and Xstrata plc). From September 2006 to January 2009, he was Director Corporate Development of Xstrata Zinc Canada. From February 2005 through September 2006, he was Vice-President of Novicourt Inc., a public Noranda subsidiary. From July 2001 through August 2006, he was Director Corporate Development for Noranda Inc. Before this he held senior management positions with Noranda subsidiaries in Chile and the United States. Mr. Sandison has a Bachelor of Applied Science (Geological Engineering – 1982) degree from The University of Toronto and a Master of Business Administration (1984) degree from Queen’s University.

Tamara Brown – Vice President, Investor Relations

     Ms. Brown has been Vice President, Investor Relations of the Company since June 1, 2010. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD. Ms. Brown was responsible for all aspects of investor relations including being a member of its disclosure committee. Previously, she was an investor relations consultant for several junior exploration companies and partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

H. Maura Lendon – Vice President, Chief General Counsel and Corporate Secretary

     Ms. Lendon has been Vice President, Chief General Counsel and Corporate Secretary of the Company since March 29, 2012. From May 2011 until March 2012, Ms. Lendon was President of Aurah Advisory Services Inc., during which time she provided strategic and governance advisory services to diverse businesses. From April 2008 to May 2011 she was Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of HudBay Minerals Inc. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer (Canada) of AT&T. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

Wade Nesmith – Director and Chairman of the Board

     Mr. Nesmith is the Chairman of the Board and a director of Primero. He has served in the capacity of director of the Company since October 29, 2008. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He also served as Co-Chair of the Company from November 2008 until June 1, 2010. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE).

Eduardo Luna – Director

     Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009, he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is a director of Rochester Resources Ltd. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

David Demers – Director

     Mr. Demers has been a director of the Company since October 28, 2008. He is founder of Westport Innovations, a provider of proprietary technology that allows engines to operate on clean-burning gaseous fuels, and has been Chief Executive Officer and a director of Westport Innovations since it was formed in March 1995. Before founding Westport Innovations, Mr. Demers worked for IBM Canada Ltd. and then founded and served as president of a closely-held consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers obtained a Bachelor of Physics degree in 1976 and a Bachelor of Law degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Juniper Engines Inc., a private company in which Westport Innovations has a 49% investment.

Grant Edey – Director

     Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Masters degree in Business Administration from the Ivey School of Business, University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Rohan Hazelton – Director

     Mr. Hazelton has been a director of the Company since August 25, 2010. Mr. Hazelton is a Chartered Accountant with over 15 years of finance experience, ten of those years at senior positions within the mining industry. Mr. Hazelton has been the Vice President, Strategy at Goldcorp since July 2012. From March 2006 to July 2012, he was the Vice President, Finance at Goldcorp, where he is responsible for, amongst other duties, Goldcorp’s sales programs. He was formerly Corporate Controller for Goldcorp and, before Goldcorp’s merger with Wheaton River, he was a key member of Wheaton’s management team. Mr. Hazelton was a director of Gryphon Gold Corp. from July 2005 to December 2008, and he was the director of Terrane Metals Corporation from August 2008 to October 2010. Mr. Hazelton worked for Deloitte & Touche LLP and Arthur Andersen LLP from September 1999 to November 2002 as a senior auditor. From October 1996 to January 1998, he was a commercial loans officer for Dialog Bank in Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Timo Jauristo – Director

     Mr. Jauristo has been a director of the Company since August 25, 2010. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. Mr. Jauristo has been the Vice President of Corporate Development for Goldcorp since June 2009. From January 1990 to June 2005, Mr. Jauristo was the General Manager of Corporate Development for Placer Dome Inc. Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. (“Zincore”) from October 2006 to May 2009. He was the interim Chief Executive Officer of Southwestern Resources Inc. (“Southwestern Resources”) from June 2005 to May 2009. Both Zincore and Southwestern Resources are junior mining companies with exploration and development assets mostly in Peru. He was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Mr. Jauristo was also part of the team that discovered the Osborne copper-gold deposit in Queensland.

Robert Quartermain – Director

     Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President of Silver Standard Resources Inc. from January 1985 until January 2010, and as Chief Executive Officer from January 2004 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1982. He also worked for Teck Corp. before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

     Mr. Riley has been a director of the Company since April 22, 2010. He retired as a senior audit partner from Ernst & Young LLP in September 2006, after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and U.S.-listed public company clients in mining, transportation, and banking. He also spent two years leading its Vancouver office’s mergers & acquisitions due diligence practice. Mr. Riley is a director, the Chair of the Governance Committee and a member of the Audit Committee of Canalaska Uranium Ltd. (TSX). Mr. Riley is also a director and Chairman of the Audit Committee of British Columbia Lottery Corporation. Mr. Riley has been a Chartered Accountant since 1978 and is a member of both the Institute of Chartered Accountants of B.C. and the Ordre des comptables professionels agréés du Quebec. He graduated with a Bachelor of Commerce degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also earned a graduate degree in public accounting from McGill University in 1977.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

     No director or executive officer of Primero is, as at the date of this AIF, or has been, within the last ten years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

     For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

     Except as set out below, no director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

     In December 2003, Wade Nesmith was appointed to the board of Oxford Automotive Inc. (“Oxford”), a private company based in Michigan. In December 2004, with the support of its secured creditors, Oxford filed a plan of bankruptcy for certain of its North American subsidiaries under U.S. Chapter 11 bankruptcy legislation. It emerged from bankruptcy protection in March, 2005. Mr. Nesmith is the Chairman and a director of Primero.

Sanctions

     No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

     Several directors of Primero also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

     The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

     Four of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

     While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc. at its principal office in Golden, Colorado.

MATERIAL CONTRACTS

     The material contracts entered into by the Company within the financial year ended December 31, 2012 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)	Scheme implementation deed between the Company and Cerro December 13, 2012. See “General Development of the Business – Acquisition of Cerro del Gallo Project”;

(b)

Second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine” and “Business of Primero – Amended and Restated Silver Purchase Agreement”;

(c)

Promissory note issued by Primero Mexico to DMSL on August 6, 2010, as assigned to a wholly- owned Luxembourg subsidiary of Goldcorp on August 6, 2010, and amended on July 12, 2011. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”;

(d)

Participation agreement between DMSL and the Company, made as of August 6, 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”, “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer – Contractual Restrictions on Transfer” and “Directors and Officers”;

(e)

Deed of indemnity among Silver Trading, the Company and Goldcorp, made as of August 6, 2010. See “Business of Primero – Amended and Restated Silver Purchase Agreement – Agreements in Support of the Silver Purchase Agreement”;

(f)

Common share purchase warrant indenture, dated July 20, 2010, and supplemental warrant indenture, dated July 28, 2010, between the Company and Computershare Trust Company of Canada. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”;

(g)

Asset purchase agreement among DMSL, Primero Empresa and the Company, together with vendor disclosure letter from DMSL to Primero Empresa and the Company, and purchaser disclosure letter from Primero Empresa and the Company to DMSL, all made as of July 29, 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”; and

(h)	Share purchase agreement between GSBL and the Company, dated July 29, 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

INTERESTS OF EXPERTS

     The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by Primero during, or relating to, Primero’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

  J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, Herbert A. Smith, P.Eng and Alan Riles, M.AIG, all of AMC Mining Consultants (Canada) Ltd. who authored the Technical Report.

  Mr. Timothy Carew, P. Geo of Reserva International LLC, Mr. Thomas Dyer, P.E. of Mine Development Associates, Mr. Peter Hayward, F.AusIMM of Sedgman Ltd., and Mr. John Skeet, F.AudIMM, Chief Operating Officer of Cerro, who authored the CDG Technical Report.

  Mr. Gabriel Voicu, P.Geo, Vice President, Geology and Exploration of Primero, reviewed the CDG Technical Report on behalf of Primero.

     To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

     Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, except for Mr. Voicu who is the Vice President, Geology and Exploration of the Company.

     The Company’s auditors, Deloitte LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional Information

     Additional information relating to the Company may be found on SEDAR at www.sedar.com.

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the management information circular for Primero’s annual general and special meeting of shareholders to be held on May 8, 2013, which is available on SEDAR at www.sedar.com.

     Additional financial information is also provided in Primero’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2012, which may be found on SEDAR at www.sedar.com.

Audit Committee

Audit Committee Charter

     The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

     The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

     Michael Riley (Chair), Grant Edey, David Demers and Rohan Hazelton are the members of Primero’s Audit Committee. Each of Messrs. Riley, Edey, Demers and Hazelton are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees.

Relevant Education and Experience

     For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;

  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

     For the financial years ended December 31, 2012 and 2011, the Company paid the external auditor, Deloitte LLP, CDN$416,914 and CDN$572,290, respectively, as detailed below:

	Year Ended December 31
Nature of Services	2012(1)		2011(1)
Audit Fees(2)	375,500	(5)	357,250	(6)
Audit-Related Fees(3)	6,800		0
Tax Fees(4)	11,900		215,040
All Other Fees(5)	0		0
Total	$394,200		$572,290

________________
(1)	All amounts in Canadian dollars.
(2)

“Audit Fees” represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)

“Audit-Related Fees” represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include review of opinions related to requests for rulings or technical advice from tax authorities, regulatory fees billed by the external auditor to the Company, accounting consultations on proposed transactions, services performed in connection with the Company’s listing on the NYSE, and services performed in connection with the Company’s transition to International Financial Reporting Standards in 2011.

(4)

“Tax Fees” represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included preparation of Canadian federal and provincial income tax returns.

(5)

“All Other Fees” include all other non-audit services. Other fees in 2012 related to services in connection with the review, consent and comfort with respect to the Company’s preliminary and final prospectuses filed in September and October 2012. These fees were reimbursed by Goldcorp pursuant to the Participation Agreement. No other fees were billed in 2011 for products and services provided by the principal accountant other than the services reported above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I.	PURPOSE AND PRIMARY RESPONSIBILITY

A.	Purpose

The purpose of this Audit Committee charter is to clearly set out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”), annual evaluation and compliance with this charter.

B.	Primary responsibility

The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for other matters as set out in this charter and/or as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

II.	MEMBERSHIP

A. Each member of the Audit Committee must be an independent director of the Company in accordance with the Company’s Board Manual.

B. The Audit Committee will consist of at least three members, all of whom shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

C. The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

D. For so long as the common shares of the Company are registered under Section 12(b) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), at least one member of the Audit Committee must meet and satisfy the qualifications, as determined by the board of directors of the Company, of an “audit committee financial expert”, as such term is defined in Item 407 of Regulation S-K under the Exchange Act, or in any rule adopted by the United States Securities and Exchange Commission that supercedes such definition.

III.	AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

A. engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Audit Committee will report directly to the Audit Committee;

B. communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

C. to incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, such expenses to be paid for by the Company.

IV.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Audit Committee include:

A. recommending to the Board the external auditor to be nominated by the Board;

B. recommending to the Board the compensation of the external auditor, to be paid by the Company, in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

C. reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

D. overseeing the work of the external auditor;

E. ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

F. ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

G. ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

H. reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with GAAP and the MD&A is in compliance with appropriate regulatory requirements;

I. reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

J. reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

K. reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

L. reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, before the dissemination of these documents to shareholders, regulators, analysts and the public;

M. satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

N. overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

O. reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

P. reviewing, monitoring, discussing and assessing the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and discussing policies with respect to risk assessment and risk management, which discussions will include (i) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and (ii) guidelines and policies to govern the process by which risk assessment and management is undertaken;

Q. satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon.;

R. resolving disputes between management and the external auditor regarding financial reporting;

S. establishing procedures for:

i. the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

ii. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

T. reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

U. pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

V. overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities; and

W. establishing procedures for:

i. reviewing the expenses of the Chair of the Board, and the Chief Executive Officer (the “CEO”)

ii. reviewing the adequacy of the Company’s insurance coverage (excluding Directors’ and Officers’ insurance coverage, which is reviewed by Governance and Nominating Committee)

iii. reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board

iv. obtaining reasonable assurance as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company

v. reviewing fraud prevention policies and programs, and monitoring their implementation

vi. reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

a)	tax and financial reporting laws and regulations;

b)	legal withholding requirements;

c)	environmental protection laws and regulations.

X. A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

Y. On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

V.	MEETINGS

A. The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

B. The Board of Directors will appoint the Chair of the Audit Committee. The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead engagement partner of the external auditor.

C. The Audit Committee’s schedule of meetings and agendas will be set annually by the Audit Committee. Dates and locations will be provided to the Board, the Audit Committee members, the external auditors and management in advance.

D. The Audit Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

E. The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

F. The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

G. Each of the chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

VI.	REPORTS

A. The Audit Committee will report, at least quarterly, to the Board regarding the Audit Committee’s examinations and recommendations, and annually to the Board regarding the Audit Committee’s compliance with this Charter.

B. The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

VII.	MINUTES

A. The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

VIII.	ANNUAL PERFORMANCE EVALUATION

A. The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.